Exhibit 99.1

EXECUTION VERSION

ARRANGEMENT AGREEMENT

AMONG

BROOKFIELD RENEWABLE PARTNERS INC.

and

BROOKFIELD RENEWABLE PARTNERS L.P.

and

BROOKFIELD RENEWABLE CORPORATION

JULY 21, 2026

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TABLE OF CONTENTS
(continued)

		Page

7.7	Entire Agreement	17
7.8	Governing Law; Attornment	17
7.9	Limitation on Liability	17
7.10	Severability	17
7.11	Counterparts; Facsimiles	18

Schedule A PLAN OF ARRANGEMENT		1

Schedule B BEP RESOLUTIONS		1

Schedule C BEPC RESOLUTION		1

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ARRANGEMENT AGREEMENT

This Arrangement Agreement made as of the 21st day of July, 2026,

A M O N G:

BROOKFIELD RENEWABLE PARTNERS INC., a corporation existing under the laws of British Columbia, (hereinafter referred to as “BEP Inc.”)

- and -

BROOKFIELD RENEWABLE PARTNERS L.P., an exempted limited partnership existing under the laws of Bermuda, (hereinafter referred to as “BEP”)

- and -

BROOKFIELD RENEWABLE CORPORATION, a corporation existing under the laws of British Columbia, (hereinafter referred to as “BEPC”)

WHEREAS BEP Inc., BEP, and BEPC wish to complete the Arrangement (as defined herein) to, among other things, deliver additional benefits to BEP Unitholders and BEPC Shareholders (each as defined herein) by holding their investments in the business of BEP and BEPC, including each of their Subsidiaries (as defined herein), through BEP Inc., a newly formed corporation;

AND WHEREAS the BEP Board (as defined herein) has reviewed the terms and conditions of the Arrangement, and on the unanimous recommendation of the BEP NGC (as defined herein), whose recommendation came after reviewing and considering an opinion of Scotia Capital Inc. to the effect that, as of the date of such opinion, the consideration to be received by the Public Unitholders (as defined herein) pursuant to the Arrangement is fair, from a financial point of view, to such holders, and other considerations related to the Arrangement, has determined that the Arrangement is in the best interests of BEP;

AND WHEREAS the BEPC Board (as defined herein) has reviewed the terms and conditions of the Arrangement, and on the unanimous recommendation of the BEPC NGC (as defined herein), whose recommendation came after reviewing and considering an opinion of Scotia Capital Inc. to the effect that, as of the date of such opinion, the consideration to be received by the holders of BEPC Shares (as defined herein) pursuant to the Arrangement is fair, from a financial point of view, to such holders, and other considerations related to the Arrangement, has determined that the Arrangement is in the best interests of BEPC;

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NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each Party, the Parties hereby covenant and agree as follows:

Article 1
INTERPRETATION

1.1	Definitions.

In this Agreement, including the recitals hereto, other than the schedules and unless there is something in the subject matter or context inconsistent therewith, the following capitalized words and terms shall have the following meanings:

“Agreement” means this arrangement agreement, including the schedules attached hereto, as supplemented or amended from time to time.

“Applicable Law” means in respect of any Person: (i) any applicable domestic or foreign law including any statute, subordinate legislation or treaty; and (ii) any applicable guideline, directive, rule, standard, requirement, policy, order, judgment, injunction, award or decree of a Governmental Entity having the force of law.

“Arrangement” means the arrangement under Section 288 of the BCBCA in accordance with the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments, modifications or supplements to the Plan of Arrangement made in accordance with this Agreement and Section 6.1 of the Plan of Arrangement or made at the discretion of the Court with the consent of BEP and, if applicable, BEPC, each acting reasonably.

“BCBCA” means the Business Corporations Act (British Columbia).

“BEP Arrangement Resolution” means the resolution approving the transactions contemplated by the Plan of Arrangement.

“BEP Board” means the board of directors of the BEP General Partner, in its capacity as general partner of BEP, as constituted from time to time.

“BEP Class A Preferred Units” means the Class A Preferred Limited Partnership Units in the capital of BEP, issuable in series.

“BEP General Partner” means Brookfield Renewable Partners Limited.

“BEP LPA” means the fourth amended and restated limited partnership agreement of BEP dated as of May 3, 2016, as amended, including, where applicable, pursuant to the BEP LPA Amendment.

“BEP LPA Amendment” means the amendment to the BEP LPA in the form attached as Schedule A to the Plan of Arrangement.

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“BEP LPA Amendment Resolution” means the resolution approving the BEP LPA Amendment.

“BEP NGC” means the nominating and governance committee of the board of directors of BEP General Partner.

“BEP Resolutions” means, collectively, the BEP LPA Amendment Resolution and the BEP Arrangement Resolution to be considered at the BEP Unitholders’ Meeting by BEP Unitholders, each substantially in the form of Schedule B attached hereto.

“BEP Unitholders” means the holders of the BEP Units.

“BEP Unitholders’ Meeting” means such meeting or meetings of BEP Unitholders, including any adjournment or postponement thereof, convened to consider, and, if deemed advisable approve, the BEP Resolutions.

“BEP Units” means the non-voting limited partnership units in the capital of BEP, other than the BEP Class A Preferred Units.

“BEPC Board” means the board of directors of BEPC, as constituted from time to time.

“BEPC Class B Shareholder” means Brookfield BRP Holdings (Canada) Inc., as the holder of the BEPC Class B Shares.

“BEPC Class B Shares” means the class B multiple voting shares in the capital of BEPC.

“BEPC NGC” means the nominating and governance committee of the board of directors of BEPC.

“BEPC Resolution” means the resolution approving the transactions contemplated by the Plan of Arrangement to be considered at the BEPC Shareholders’ Meeting by BEPC Shareholders and the BEPC Class B Shareholder, substantially in the form of Schedule C attached hereto.

“BEPC Shareholders” means the holders of BEPC Shares.

“BEPC Shareholders’ Meeting” means such meeting or meetings of the BEPC Class B Shareholder and the BEPC Shareholders, including any adjournment or postponement thereof, convened to consider, and if deemed advisable approve, the BEPC Resolution.

“BEPC Shares” means the class A exchangeable subordinate voting shares in the capital of BEPC.

“BEP Inc. Class A Shares” means the class A subordinate voting shares in the capital of BEP Inc.

“BEP Inc. Class B Shares” means the class B multiple voting shares in the capital of BEP Inc.

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“BEP Inc. Class I Shares” means the class I non-voting incentive shares in the capital of BEP Inc.

“Business Day” means any day of the week, other than a Saturday or Sunday or a statutory or civic holiday observed in Toronto, Ontario, Vancouver, British Columbia, New York, New York or Hamilton, Bermuda.

“Circular” means the joint management information circular of BEP and BEPC, including all appendices and schedules thereto, and any information incorporated by reference therein, to be sent to the BEP Unitholders, BEPC Shareholders and the BEPC Class B Shareholder in connection with the Meetings, as amended, supplemented or otherwise modified from time to time in accordance with this Agreement.

“Court” means the Supreme Court of British Columbia.

“Dissent Rights” means the right of a registered BEP Unitholder and/or registered BEPC Shareholder to dissent with respect to their BEP Units and/or BEPC Shares, as applicable, pursuant to and in the manner set forth in Section 7.6 of the BEP LPA Amendment and Division 2 of Part 8 of the BCBCA, respectively, as modified by Article 4 of the Plan of Arrangement, the Interim Order, the Final Order and any other order of the Court, in connection with the Arrangement.

“Effective Date” means the date upon which the Arrangement becomes effective, being the date BEP Inc., BEP and, if applicable, BEPC, agree upon, acting reasonably, as the effective date of the Arrangement following the satisfaction or waiver of the applicable conditions precedent to the completion of the Arrangement, including the granting of the Final Order.

“Effective Time” means 12:01 a.m. (Vancouver Time) on the Effective Date, or such other time as may be agreed to in writing by BEP Inc., BEP and, if applicable, BEPC, prior to the Effective Date.

“Encumbrance” means any mortgage, charge, pledge, lien, hypothec, security interest, encumbrance, adverse claim or right of any third party to acquire or restrict the use of property.

“Final Order” means the final order of the Court pursuant to Section 291 of the BCBCA, in form and substance satisfactory to BEP and, if applicable, BEPC, each acting reasonably, approving the Arrangement, as such order may be amended, modified, supplemented or varied by the Court (with the consent of BEP and, if applicable, BEPC, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn, abandoned or denied, as affirmed or as amended (provided that any such amendment is acceptable to BEP and, if applicable, BEPC, each acting reasonably) on appeal.

“Governmental Entity” means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau or agency, domestic or foreign; (b) any subdivision, agent, commission, commissioner, board, or authority of any of the foregoing; (c) any self-regulatory authority, including the TSX and the NYSE; or (d) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

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“Interim Order” means an interim order of the Court pursuant to Section 291 of the BCBCA, in form and substance acceptable to BEP and BEPC, each acting reasonably, containing declarations and directions in respect of the notice to be given and the conduct of the BEP Unitholders’ Meeting and the BEPC Shareholders’ Meeting with respect to the Arrangement, as such order may be amended, modified, supplemented or varied by the Court with the consent of BEP and BEPC, each acting reasonably.

“Meeting Materials” means the notice of meeting, the Circular and the form of proxy in respect of each of the Meetings which accompanies the Circular.

“Meetings” means, collectively, the BEP Unitholders’ Meeting and the BEPC Shareholders’ Meeting and “Meeting” means any one of them, as the context requires.

“NYSE” means the New York Stock Exchange.

“Parties” means BEP Inc., BEP and BEPC, and “Party” means any one of them.

“Person” includes an individual, partnership, association, body corporate, joint venture, business organization, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status.

“Plan of Arrangement” means the plan of arrangement proposed under Section 288 of the BCBCA, attached as Schedule A hereto, as amended, varied or supplemented in accordance with the terms thereof, the terms of this Agreement or made at the discretion of the Court in the Final Order.

“Public Unitholders” means the holders of BEP Units other than Brookfield Corporation and its direct or indirect Subsidiaries or affiliates.

“Representatives” means, collectively, the directors, officers, employees and agents of a Party at any time and their respective heirs, executors, administrators and other legal representatives.

“Subsidiary” has the meaning given to such term in the BCBCA.

“Transaction Costs” means all fees, costs and expenses incurred directly in connection with the Arrangement, including advisory and other professional expenses and printing and mailing costs associated with the Meeting Materials.

“TSX” means the Toronto Stock Exchange.

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated from time to time thereunder.

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1.2	Construction.

In this Agreement, unless otherwise expressly stated or the context otherwise requires:

(a)	the division of this Agreement into Articles and Sections and the use of headings are for convenience of reference only and do not affect the construction or interpretation hereof;

(b)	the words “hereunder”, “hereof”, “herein” and similar expressions refer to this Agreement and not to any particular Article or Section and references to “Articles” and “Sections” are to Articles and Sections of this Agreement;

(c)	words importing the singular include the plural and vice versa and words importing any gender include all genders;

(d)	the word “including” means “including without limiting the generality of the foregoing”;

(e)	if the date on which any action is required or permitted to be taken hereunder is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day;

(f)	a reference to time is to local time in Vancouver, British Columbia;

(g)	unless something in the subject matter or context is inconsistent therewith or unless otherwise herein provided, a reference to a statute includes all rules and regulations made thereunder, all amendments to such statute, rule or regulation in force from time to time and any statute, rule or regulation that supplements or supersedes such statute, rule or regulation; and

(h)	a reference to the knowledge of a Party means to the best of the knowledge of any of the executive officers of such Party after reasonable enquiry.

1.3	Schedules.

The following schedules are attached to this Agreement and form a part hereof:

Schedule A – Plan of Arrangement

Schedule B – BEP Resolutions

Schedule C – BEPC Resolution

Article 2
THE ARRANGEMENT

2.1	Arrangement.

Each of the Parties agrees that the Arrangement will be implemented in accordance with and subject to the terms and conditions contained in this Agreement and on the terms set forth in the Plan of Arrangement.

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2.2	Effective Date and Effective Time.

The Arrangement will become effective on the Effective Date and, commencing at the Effective Time, the steps to be carried out pursuant to the Arrangement will become effective in the order and at the times set out in the Plan of Arrangement without any further act or formality, except as contemplated in the Plan of Arrangement.

2.3	Interim Order.

BEP, BEPC and BEP Inc. shall apply to the Court pursuant to Section 291 of the BCBCA for the Interim Order as follows:

(a)	as soon as reasonably practicable following the execution of this Agreement, BEP Inc. shall prepare, file, proceed with and diligently pursue an application to the Court for the Interim Order, which shall provide, among other things:

(i)	for the calling and holding of (i) the BEP Unitholders’ Meeting for the purpose, among other things, of considering the BEP Resolutions and (ii) the BEPC Shareholders’ Meeting for the purpose, among other things, of considering the BEPC Resolution;

(ii)	for the classes of Persons to whom notice is to be provided in respect of the Arrangement and each of the Meetings and for the manner in which such notice is to be provided;

(iii)	that the requisite approvals for the BEP Resolutions will be as follows: (i) the affirmative vote of 66% of the outstanding BEP Units as of the close of business on the record date for securityholders entitled to receive notice of and to vote at the BEP Unitholders’ Meeting with respect to the BEP Arrangement Resolution, and (ii) the affirmative vote of 66% of the outstanding BEP Units as of the close of business on the record date for securityholders entitled to receive notice of and to vote at the BEP Unitholders’ Meeting with respect to the BEP LPA Amendment Resolution;

(iv)	that the requisite approvals for the BEPC Resolution will be: (i) not less than 66% of the votes cast by the holders of BEPC Shares and the holder of BEPC Class B Shares, voting together, present in person or represented by proxy at the BEPC Shareholders’ Meeting and (ii) not less than 66% of the votes cast by the holders of BEPC Shares, voting separately as a class, present in person or represented by proxy at the BEPC Shareholders’ Meeting;

(v)	for the grant of Dissent Rights as provided in Article 4 of the Plan of Arrangement;

(vi)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

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(vii)	for the confirmation of the record date for securityholders entitled to notice of and to vote at each of the Meetings;

(viii)	that the BEP Unitholders’ Meeting or the BEPC Shareholders’ Meeting may be adjourned or postponed from time to time by BEP or BEPC, respectively, without the need for additional approval of the Court; and

(ix)	for such other matters as the Parties may reasonably require, subject to approval by the Court.

(b)	in seeking the Interim Order, BEP Inc. shall advise the Court that it is BEP Inc.’s intention to rely upon the exemption from registration provided in Section 3(a)(10) of the U.S. Securities Act with respect to the issuance of BEP Inc. Class A Shares pursuant to the Arrangement, based on the Court’s approval of the Arrangement, as contemplated in Section 2.6.

2.4	Meeting and Meeting Materials.

Subject to the terms of this Agreement and the receipt of the Interim Order:

(a)	BEP will convene and conduct the BEP Unitholders’ Meeting in accordance with the Interim Order and Applicable Law as soon as reasonably practicable for the purpose of considering the BEP Resolutions (and any other proper purpose as may be set out in the Meeting Materials);

(b)	BEPC will convene and conduct the BEPC Shareholders’ Meeting in accordance with the Interim Order and Applicable Law as soon as reasonably practicable for the purpose of considering the BEPC Resolution (and any other proper purpose as may be set out in the Meeting Materials); and

(c)	BEP and BEPC will: (i) prepare the Meeting Materials (and any necessary amendments or supplements to the Circular), together with any other documents required by Applicable Law in connection with the Meetings; and (ii) cause the Meeting Materials and other documentation required under Applicable Law in connection with the Meetings to be filed as required by the Interim Order and in accordance with Applicable Law. The Parties will cooperate in the preparation of any amendment or supplement to the Meeting Materials as required or appropriate, and BEP or BEPC, as applicable, will promptly publicly disseminate any amendment or supplement to the Meeting Materials to the BEP Unitholders and the BEPC Shareholders in accordance with the Interim Order and, if required by the Court or Applicable Law, file the same with any Governmental Entity. The Meeting Materials shall also contain such information as may be required to allow BEP Inc. to rely upon the exemption from registration provided under Section 3(a)(10) of the U.S. Securities Act with respect to the offer and sale of BEP Inc. Class A Shares pursuant to the Arrangement.

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2.5	Effecting the Arrangement and Ancillary Filings.

Subject to the rights of termination contained in Section 6.3, upon the BEP Unitholders approving the Arrangement as set out in the Interim Order, the BEPC Shareholders’ Meeting having been held, the receipt of the Final Order and the satisfaction (or waiver, if applicable) of the other conditions herein contained in favour of each of the Parties, the Parties covenant and agree to, on a date and at a time to be determined exclusively by BEP, file with the registrar any and all documents (including any documents required pursuant to Section 292 of the BCBCA and such other documents as may be required to give effect to the Arrangement pursuant to Division 5 of Part 9 of the BCBCA) and to exchange (to the extent not previously exchanged) such other documents as may be necessary or desirable to give effect to the Arrangement and implement the Plan of Arrangement on such date. The closing of the Arrangement will take place through the electronic exchange of documents effective at the Effective Time on the Effective Date, or at such other time and place as may be agreed to by the Parties, whereupon at the Effective Time on the Effective Date, the transactions comprising the Arrangement will be deemed to occur in the order and at the times set out in the Plan of Arrangement without any further act or formality. From and after the Effective Time, the Plan of Arrangement will have all of the effects provided by Applicable Law, including the BCBCA.

2.6	U.S. Securities Law Matters.

(a)	The Parties agree that the Arrangement will be carried out with the intention that the issuance of BEP Inc. Class A Shares pursuant to the Arrangement will be issued in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereunder. In order to ensure the availability of the exemption under Section 3(a)(10) of the U.S. Securities Act and to facilitate compliance with the U.S. Securities Act and other United States securities laws, the Parties agree that the Arrangement shall be carried out on the following basis:

(i)	the Arrangement shall be subject to the approval of the Court and pursuant to Section 2.3(b), prior to the issuance of the Interim Order, the Court shall be advised as to the intention of BEP Inc. to rely on the exemption provided by Section 3(a)(10) of the U.S. Securities Act with respect to the issuance of BEP Inc. Class A Shares pursuant to the Arrangement, based on the Court’s approval of the Arrangement;

(ii)	the Court shall hold a hearing before approving the fairness of the terms and conditions of the Arrangement and issuing the Final Order;

(iii)	the Court shall be required to satisfy itself as to the substantive and procedural fairness of each of the Arrangement and the issuance of BEP Inc. Class A Shares pursuant to the Arrangement;

(iv)	each Party shall ensure that each Person entitled to receive BEP Inc. Class A Shares pursuant to the Arrangement shall be given adequate and appropriate notice advising them of their right to attend the hearing of the Court for the Final Order to give approval to the Arrangement and providing them with sufficient information necessary for them to exercise that right;

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(v)	the Interim Order shall specify that each Person entitled to receive BEP Inc. Class A Shares pursuant to the Arrangement shall have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement so long as they enter an appearance within a reasonable time;

(vi)	the Final Order approving the terms and conditions of the Arrangement that is obtained from the Court will expressly state that the Arrangement is approved by the Court as fair and reasonable to all securityholders entitled to receive BEP Inc. Class A Shares pursuant to the Arrangement;

(vii)	the Final Order shall include a statement to substantially the following effect:

“This Order shall serve as the basis for reliance on the exemption provided by Section 3(a)(10) of the United States Securities Act of 1933, as amended (the “Act”), from the registration requirements otherwise imposed by that Act, regarding the distribution of BEP Inc. Class A Shares pursuant to the Plan of Arrangement.”; and

(viii)	each Person to whom BEP Inc. Class A Shares will be issued pursuant to the Arrangement shall be advised that BEP Inc. Class A Shares issued pursuant to the Arrangement have not and will not be registered under the U.S. Securities Act and shall be issued by BEP Inc. in reliance on the exemption provided by Section 3(a)(10) of the U.S. Securities Act and, in the case of affiliates of affiliates of BEP Inc., BEP or BEPC, as the case may be, shall be subject to certain restrictions on resale under the United States securities laws, including Rule 144 under the U.S. Securities Act.

(b)	The Parties intend that BEP Inc. will succeed BEP and, if the termination event described in Section 6.3(a) has not occurred, BEPC under Rule 12g-3 of the United States Securities Exchange Act of 1934, as amended, in connection with the Arrangement and the initial listing of BEP Inc. Class A Shares on the NYSE, and each Party shall take such reasonable actions as shall be required to facilitate reliance on such rule in connection with the Arrangement and such listing.

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Article 3
REPRESENTATIONS AND WARRANTIES

3.1	Mutual Representations and Warranties.

Each Party represents and warrants to each of the other Parties as follows and acknowledges that the other Parties are relying on such representations and warranties in connection with entering into this Agreement and consummating the Arrangement:

(a)	it is duly incorporated, amalgamated, continued or formed, as applicable, and is validly existing under the laws of its governing jurisdiction and has the corporate or other power and authority to enter into this Agreement (acting through its general partner, as applicable) and, subject to obtaining the requisite approvals contemplated hereby, to perform its obligations hereunder;

(b)	except as disclosed in the Circular or in writing to the other Parties, the execution and delivery of this Agreement by it (acting through its general partner, as applicable) and the completion by it of the transactions contemplated herein do not and will not:

(i)	result in the breach of, or violate any term or provision of its constating documents;

(ii)	conflict with, result in the breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, license, permit or authority to which it is a party or by which it is bound, or to which any assets of such Party are subject, or result in the creation of any Encumbrance upon any of its assets under any such agreement or instrument, or give to others any interest or right, including rights of purchase, termination, cancellation or acceleration, under any such agreement, instrument, license, permit or authority, which in any case would have a material adverse effect on it; or

(iii)	violate any provisions of any Applicable Law or any judicial or administrative award, judgement, order or decree applicable and known to it, the violation of which would have a material adverse effect on it;

(c)	no dissolution, winding-up, bankruptcy, liquidation or similar proceeding has been commenced or is pending or, to such Party’s knowledge, is proposed in respect of it, except as may be contemplated by the Plan of Arrangement; and

(d)	the execution and delivery of this Agreement and the completion of the transaction contemplated herein have been duly approved by its board of directors or the board of directors of its general partner (as applicable) and this Agreement constitutes a valid and binding obligation of such Party enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and to general principles of equity and limitations upon the enforcement of indemnification for fines or penalties imposed by law.

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3.2	Representations and Warranties of BEP Inc.

BEP Inc. represents and warrants to each of the other Parties as follows and acknowledges that the other Parties are relying on such representations and warranties in connection with entering into this Agreement and consummating the Arrangement:

(a)	as of the Effective Time, the authorized capital of BEP Inc. will consist of (i) an unlimited number of BEP Inc. Class A Shares; (ii) an unlimited number of BEP Inc. Class B Shares; (iii) an unlimited number of BEP Inc. Class I Shares and (iv) an unlimited number of class A preferred shares, issuable in series;

(b)	as of the date of this Agreement, twenty (20) common shares (to be reclassified as BEP Inc. Class B Shares prior to the Effective Time) are issued and outstanding and owned by Brookfield Renewable Power Inc.;

(c)	BEP Inc. has full power and authority to issue BEP Inc. Class A Shares, BEP Inc. Class B Shares and BEP Inc. Class I Shares pursuant to the Arrangement and such shares, when issued, will be duly authorized and validly issued as fully paid and non-assessable shares in the capital of BEP Inc., free and clear of any Encumbrances, other than under applicable securities laws; and

(d)	it has no assets (other than the subscription price for twenty (20) issued and outstanding common shares), no liabilities and it has carried on no business other than relating to, and contemplated by, this Agreement and the Plan of Arrangement.

3.3	Survival.

The representations and warranties of each Party contained in this Agreement will not survive the completion of the Arrangement and will expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

Article 4
COVENANTS

4.1	General Covenants.

Subject to the terms of this Agreement, each Party will:

(a)	use its commercially reasonable efforts and do all things reasonably required of it to cause the Plan of Arrangement to become effective on the Effective Date;

(b)	prior to and following the Effective Date, do and perform all such acts and things, and execute and deliver all such agreements, assurances, notices and other documents and instruments, as may be reasonably required to facilitate the carrying out of the intent and purpose of this Agreement;

(c)	prior to and following the Effective Date, cooperate with and assist each other Party in dealing with transitional and other matters relating to or arising from the Arrangement or this Agreement; and

(d)	not, on or before the Effective Date, perform any act or enter into any transaction that could interfere or could be inconsistent with the completion of the Arrangement or any transaction contemplated by this Agreement.

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Article 5
CONDITIONS

5.1	Mutual Conditions Precedent.

The obligation of each Party to complete the transactions contemplated by this Agreement is subject to the satisfaction, at or prior to the Effective Time, of each of the following conditions precedent, each of which may be waived, in whole or in part, by the applicable Party without prejudice to its right to rely on any other condition in its favour:

(a)	the BEP Resolutions will have been approved by the BEP Unitholders at the BEP Unitholders’ Meeting, in accordance with the Interim Order;

(b)	the BEPC Shareholders’ Meeting will have been held, in accordance with the Interim Order;

(c)	the Interim Order and the Final Order will have each been obtained on terms consistent with this Agreement and shall not have been set aside or modified in a manner unacceptable to the Parties;

(d)	all governmental, court, regulatory, third party and other approvals, consents, expiry of waiting periods, waivers, permits, exemptions, orders and agreements and all amendments and modifications to, and terminations of, agreements, indentures and arrangements considered by the Parties to be necessary or desirable for the completion of the transactions provided for in this Agreement or the Plan of Arrangement will have been obtained or received on terms that are satisfactory to the Parties, acting reasonably;

(e)	no law, regulation or policy will have been proposed, enacted, issued, promulgated, enforced or applied that interferes with or is inconsistent with the completion of the Arrangement or the effective application to the Arrangement, including any material change to the income tax laws of Canada or the United States, or any province, state or territory thereof;

(f)	there will not be in force any order or decree restraining or enjoining the completion of the transactions contemplated by this Agreement;

(g)	BEP Inc. Class A Shares will have been conditionally approved to be listed and posted for trading on the NYSE and the TSX, subject to standard listing conditions imposed by the NYSE and the TSX in similar circumstances;

(h)	BEP Unitholders and, if applicable, BEPC Shareholders representing no more than 5% of the outstanding BEP Units and BEPC Shares, respectively, in the aggregate shall have exercised Dissent Rights with respect to the Arrangement; and

(i)	this Agreement will not have been terminated pursuant to the provisions of Article 6.

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The conditions contained in this Section 5.1 may be waived, in whole or in part, by any Party at any time. Such conditions will not give rise to or create any duty on the part of any other Party or its board of directors or board of the general partner, as applicable, to waive or not to waive such conditions and will not in any way limit such Party’s right to terminate this Agreement as set forth in Section 6.3 or alter the consequences of any such termination from those specified in Section 6.4. Any determination made by any Party prior to the Arrangement concerning the satisfaction and waiver of any or all of the conditions set forth in this Section 5.1 will be final and conclusive.

5.2	Conditions Precedent to Obligations of Each Party.

The obligation of each Party to complete the transactions contemplated by this Agreement is further subject to the conditions (which may be waived, in whole or in part, by such Party without prejudice to its right to rely on any other condition in its favour) that (i) the covenants of each other Party to be performed on or before the Effective Date pursuant to the terms of this Agreement will have been duly performed in all material respects; and (ii) except as set forth in this Agreement, the representations and warranties of each other Party will be true and correct in all material respects as at the Effective Date as though made at the Effective Time, with the same effect as if such representations and warranties had been made at, and as of, such time.

5.3	Merger of Conditions.

The conditions set out in Section 5.1 and Section 5.2 will be conclusively deemed to have been satisfied or waived, as applicable, on the Effective Date.

Article 6
AMENDMENT AND TERMINATION

6.1	Amendment.

Subject to the provisions of the Interim Order, the Final Order, the Plan of Arrangement and Applicable Law, this Agreement may, at any time and from time to time before or after the holding of the Meetings but not later than the Effective Time, be amended, modified or supplemented by written agreement of the Parties, without further notice to or authorization on the part of the BEP Unitholders, the BEPC Shareholders or the BEPC Class B Shareholder. The Plan of Arrangement may be amended in accordance with Section 6.1 thereof.

6.2	Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

6.3	Termination.

(a)	This Agreement shall automatically terminate as it relates to BEPC only, and BEPC shall have no further rights or obligations hereunder, in the event that the BEPC Resolution is not approved by the BEPC Shareholders at the BEPC Shareholders’ Meeting, in accordance with the Interim Order. From and after the time of such termination event having occurred, this Agreement shall continue to apply mutatis mutandis to, and be binding upon, BEP Inc. and BEP in accordance with Section 6.2 and shall be interpreted to exclude all references to BEPC, BEPC Shares and BEPC Shareholders. For greater certainty, upon the occurrence of such termination event, BEPC will not apply for the Final Order and will not implement the Plan of Arrangement.

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(b)	At any time prior to the Effective Time (i) if the termination event described in Section 6.3(a) has not occurred, this Agreement may be terminated by mutual written agreement of BEP and BEPC, and (ii) if the termination event described in Section 6.3(a) has occurred, this Agreement may be terminated by BEP in its sole discretion.

6.4	Effect of Termination.

Upon the termination of this Agreement pursuant to Section 6.3 hereof, no Party will have any liability or further obligation to the other Parties or any other Person.

6.5	Limitations of Covenants.

None of the covenants of BEP or BEPC contained herein shall prevent the BEP Board or the BEPC Board, as the case may be, from:

(a)	acting in accordance with its fiduciary duties;

(b)	responding as required by Applicable Law to any unsolicited submission or proposal regarding any acquisition or disposition of its assets or assets of any of its respective Subsidiaries, or any unsolicited proposal to amalgamate, merge or effect an arrangement or any unsolicited acquisition proposal generally involving BEP, BEPC or any of their Subsidiaries; or

(c)	making any disclosure to any BEP Unitholders or BEPC Shareholders, which, in the judgement of the BEP Board or the BEPC Board, respectively, is required under Applicable Law.

Article 7
GENERAL

7.1	Expenses.

Except as otherwise agreed, BEPC and BEP shall each pay 50% of all Transaction Costs. If the termination event described in Section 6.3(a) occurs, all Transaction Costs incurred after the date of the BEPC Shareholders’ Meeting will be paid by BEP.

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7.2	Notices.

Any demand, notice or other communication to be given in connection with this Agreement must be given in writing and delivered personally or by courier or by facsimile addressed to the recipient as follows:

(a)	To BEP Inc.:

Brookfield Renewable Partners Inc.

1055 West Georgia Street

1500 Royal Centre, P.O. Box 11117

Vancouver, British Columbia

V6E 4N7

(b)	To BEP:

Brookfield Renewable Partners L.P.

73 Front Street, 5th Floor

Hamilton, HM 12, Bermuda

(c)	To BEPC:

Brookfield Renewable Corporation

1055 West Georgia Street

1500 Royal Centre, P.O. Box 11117

Vancouver, British Columbia

V6E 4N7

or other such address that any of the foregoing Persons may, from time to time, advise the Parties by notice in writing given in accordance with the foregoing. Date of receipt of any such notice will be deemed to be the date of actual delivery thereof or, if given by electronic image, on the day of receipt thereof if given during the normal business hours of the recipient with written confirmation of receipt by email and verbal confirmation of same and on the next Business Day, if not given during such hours.

7.3	Time of the Essence.

Time is of the essence of this Agreement.

7.4	Assignment.

No Party may assign its rights under this Agreement or the Plan of Arrangement without the prior written consent of the other Parties, provided that no such consent will be required for any Party to assign its rights under this Agreement and the Plan of Arrangement to a corporate successor to such Party (whether by way of amalgamation or winding-up) or to a purchaser of all or substantially all of the assets of such Party.

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7.5	Binding Effect.

This Agreement will be binding upon and enure to the benefit of the Parties and their respective successors and permitted assigns.

7.6	Waiver.

Any waiver or release of any of the provisions of this Agreement, to be effective, must be in writing executed by the Party granting the same.

7.7	Entire Agreement.

This Agreement, together with the agreements and other documents herein or therein referred to, constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, between the Parties with respect thereto.

7.8	Governing Law; Attornment.

This Agreement will be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein. Each Party agrees that any action or proceeding arising out of or relating to this Agreement may be instituted in the courts of British Columbia, waives any objection which it may have now or later to the venue of that action or proceeding, irrevocably submits to the non-exclusive jurisdiction of those courts in that action or proceeding and agrees to be bound by any judgment of those courts.

7.9	Limitation on Liability.

No Representative of a Party shall have any personal liability whatsoever on behalf of such Party (or any of its Subsidiaries) to any other Party under this Agreement, the Arrangement or any other transactions entered into, or documents delivered, in connection with any of the foregoing. In no event will one Party be liable to any other Party for any special, consequential, indirect, collateral, incidental or punitive damages or lost profits or failure to realize expected savings or other commercial or economic loss of any kind, however caused and on any theory of liability, arising in any way out of this Agreement, whether or not such Person has been advised of the possibility of such damages.

7.10	Severability.

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Applicable Law or public policy, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in any acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the fullest extent possible.

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7.11	Counterparts; Facsimiles.

This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute the same instrument. Delivery of an executed signature page to this Agreement by any Party by electronic transmission will be as effective as delivery of a manually executed copy of the Agreement by such Party.

[Remainder of page intentionally left blank]

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IN WITNESS WHEREOF the Parties have executed this Agreement.

BROOKFIELD RENEWABLE PARTNERS INC.

By:	/s/ Jennifer Mazin
	Name:	Jennifer Mazin
	Title:	Co-President, General Counsel and Corporate Secretary

BROOKFIELD RENEWABLE PARTNERS L.P., by its general partner, BROOKFIELD RENEWABLE PARTNERS LIMITED

By:	/s/ Jane Sheere
	Name:	Jane Sheere
	Title:	Corporate Secretary

BROOKFIELD RENEWABLE CORPORATION

By:	/s/ Jennifer Mazin
	Name:	Jennifer Mazin
	Title:	Co-President, General Counsel and Corporate Secretary

Arrangement Agreement – BEP and BEPC

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Schedule A
PLAN OF ARRANGEMENT

(Please see attached.)

PLAN OF ARRANGEMENT
UNDER SECTION 288 OF THE
BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

Article 1
DEFINITIONS AND INTERPRETATION

1.1	Definitions

Unless indicated otherwise, where used in this Plan of Arrangement, capitalized terms used but not defined shall have the meanings specified in the Arrangement Agreement and the following terms shall have the following meanings (and grammatical variations of such terms shall have corresponding meanings):

“Acquired Securities” means the BEP Units, the BRHC A.2 Shares, the BEPC Shares, the REUs, the BREPH LP Units, the BREPH GP Shares and the GP Shares;

“Aggregate Elected Notes” means the total of all Elected Notes;

“Arrangement” means the arrangement under Section 288 of the BCBCA in accordance with the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments, modifications or supplements to this Plan of Arrangement made in accordance with the Arrangement Agreement and Section 6.1 hereof or made at the discretion of the Court with the consent of BEP and, if applicable, BEPC, each acting reasonably;

“Arrangement Agreement” means the Arrangement Agreement dated as of July 21, 2026 among BEP Inc., BEP and BEPC, including all schedules thereto, providing for, among other things, the Arrangement, as the same may be amended, supplemented and/or restated from time to time;

“Available Notes” means the maximum number of BEP Inc. Notes that may be issued pursuant to this Plan of Arrangement, as determined pursuant to Section 3.6;

“BCBCA” means the Business Corporations Act (British Columbia);

“BEP” means Brookfield Renewable Partners L.P., a Bermuda exempted limited partnership;

“BEP Arrangement Resolution” means the resolution approving the transactions contemplated by this Plan of Arrangement to be considered at the BEP Unitholders’ Meeting by BEP Unitholders, substantially in the form of Schedule B to the Arrangement Agreement;

“BEP Class A Preferred Units” means the Class A Preferred Limited Partnership Units in the capital of BEP, issuable in series;

“BEP Inc.” means Brookfield Renewable Partners Inc., a corporation existing under the laws of British Columbia;

“BEP Inc. Class A Share” means a class A subordinate voting share in the capital of BEP Inc.;

“BEP Inc. Class B Share” means a class B multiple voting share in the capital of BEP Inc.;

“BEP Inc. Class I Shares” means the class I non-voting incentive shares in the capital of BEP Inc.;

“BEP Inc. Note” means a non-interest-bearing promissory note issued by BEP Inc. having a principal amount equal to the FMV of one BEP Inc. Class A Share and payable by the delivery of one BEP Inc. Class A Share;

“BEP Inc. Restricted Stock Plan” means the restricted stock plans of BEP Inc. adopted in connection with the Arrangement;

“BEP LPA” means the fourth amended and restated limited partnership agreement of BEP dated as of May 3, 2016, as amended as at the Effective Time, including pursuant to the BEP LPA Amendment;

“BEP LPA Amendment” means the amendment to the BEP LPA in the form attached as Schedule A hereto;

“BEP LPA Amendment Resolution” means the resolution approving the BEP LPA Amendment to be considered at the BEP Unitholders’ Meeting by BEP Unitholders, substantially in the form of Schedule B to the Arrangement Agreement;

“BEP Resolutions” means, collectively, the BEP LPA Amendment Resolution and the BEP Arrangement Resolution;

“BEP Restricted Unit” means a restricted BEP Unit awarded pursuant to a BEP Restricted Unit Plan;

“BEP Restricted Unit Plans” means, collectively, the Brookfield Renewable Restricted Unit Plan (Canada), effective as of January 30, 2025, and the Brookfield Renewable Restricted Unit Plan, effective as of January 30, 2025, in each case as amended as at the Effective Time;

“BEP Unitholders” means holders of BEP Units;

“BEP Unitholders’ Meeting” means such meeting or meetings of BEP Unitholders, including any adjournment or postponement thereof, convened to consider, and, if deemed advisable approve, the BEP Resolutions;

“BEP Units” means the non-voting limited partnership units in the capital of BEP, including the BEP Restricted Units, other than the BEP Class A Preferred Units;

“BEPC” means Brookfield Renewable Corporation, a corporation existing under the laws of British Columbia;

“BEPC Class B Shareholder” means Brookfield BRP Holdings (Canada) Inc., as the holder of the BEPC Class B Shares;

“BEPC Class B Shares” means the class B multiple voting shares in the capital of BEPC;

“BEPC Resolution” means the resolution approving the transactions contemplated by this Plan of Arrangement to be considered at the BEPC Shareholders’ Meeting by BEPC Shareholders and the BEPC Class B Shareholder, substantially in the form of Schedule C to the Arrangement Agreement;

“BEPC Shareholders” means holders of BEPC Shares;

“BEPC Shareholders’ Meeting” means such meeting or meetings of the BEPC Class B Shareholder and the BEPC Shareholders, including any adjournment or postponement thereof, convened to consider, and, if deemed advisable approve, the BEPC Resolution;

“BEPC Shares” means the class A exchangeable subordinate voting shares in the capital of BEPC;

“BRELP” means Brookfield Renewable Energy L.P., a Bermuda exempted limited partnership;

“BRELP GP Units” means the general partner units of BRELP;

“BREP Tracking” means Brookfield BREP Tracking Inc., a corporation existing under the laws of Ontario;

“BREP Tracking Option” means an option to acquire a BREP Tracking Preferred Share granted under the BREP Tracking Option Plan;

“BREP Tracking Option Plan” means the Brookfield Renewable Management Share Option Plan (Canadian Employees) of BREP Tracking, effective as of March 27, 2012, as amended as at the Effective Time;

“BREP Tracking Preferred Shares” means the preferred shares in the capital of BREP Tracking;

“BREPH” means BREP Holding L.P., a Bermuda exempted limited partnership;

“BREPH GP” means BRP Bermuda GP Limited, a Bermuda exempted company and the general partner of BREPH;

“BREPH GP Shares” means the class A common shares, par value $1.00, in the capital of BREPH GP;

“BREPH LP Units” means the limited partner units of BREPH;

“BRHC” means Brookfield Renewable Holdings Corporation, a corporation existing under the laws of British Columbia;

“BRHC A.2 Shares” means the Class A.2 exchangeable non-voting shares in the capital of BRHC;

“BRHC A.2 Shareholder” means a holder of BRHC A.2 Shares;

“business day” means any day of the week, other than a Saturday or Sunday or a statutory or civic holiday observed in Toronto, Ontario, Vancouver, British Columbia, New York, New York or Hamilton, Bermuda;

“certificate” means a physical security certificate or other evidence of security ownership, including a DRS statement;

“Class A Consideration” means:

(a)	for a BEP Unitholder, BRHC A.2 Shareholder or BEPC Shareholder that is a party to a Note Agreement, the BEP Inc. Class A Shares and BEP Inc. Notes set out in the applicable Note Schedule; and

(b)	for a BEP Unitholder or BEPC Shareholder other than one described in (a), one BEP Inc. Class A Share per BEP Unit or BEPC Share, as applicable;

“Court” means the Supreme Court of British Columbia;

“CRA” means the Canada Revenue Agency;

“Dissent Rights” has the meaning ascribed thereto in Section 4.1(a);

“Dissenting Shareholder” means a registered holder of BEPC Shares who dissents in respect of the BEPC Resolution in strict compliance with the Dissent Rights and who is ultimately entitled to be paid fair value for its BEPC Shares;

“Dissenting Unitholder” means a registered holder of BEP Units who dissents in respect of the BEP Arrangement Resolution in strict compliance with the Dissent Rights and who is ultimately entitled to be paid fair value for its BEP Units;

“DRS” means direct registration system;

“DSUs” means the deferred share units granted under the DSU Plan;

“DSU Plan” means the Brookfield Renewable Deferred Share Unit Plan (Canadian Employees), effective for compensation earned for services performed in the 2015 fiscal year and thereafter, as amended as at the Effective Time;

“Effective Date” means the date upon which the Arrangement becomes effective, being the date BEP Inc., BEP and, if applicable, BEPC agree upon, acting reasonably, as the effective date of the Arrangement following the satisfaction or waiver of the conditions precedent to the completion of the Arrangement, including the granting of the Final Order;

“Effective Time” means 12:01 a.m. (Vancouver Time) on the Effective Date, or such other time as may be agreed to in writing by BEP Inc., BEP and, if applicable, BEPC prior to the Effective Date;

“Elected Notes” means, for any holder that is a party to a Note Agreement, the aggregate number of BEP Inc. Notes to be received by such holder as set out in the applicable Note Schedule, prior to any reduction pursuant to Section 3.6;

“Eligible Canadian Holder” means a BEP Unitholder, BRHC A.2 Shareholder or BEPC Shareholder that (a) for purposes of the Tax Act and, at all relevant times, is or is deemed to be a resident of Canada (or, in the case of a holder that is a partnership, has at least one partner that is or is deemed to be a resident of Canada for purposes of the Tax Act), and (b) is not exempt from income tax under the Tax Act;

“Final Order” means the final order of the Court pursuant to Section 291 of the BCBCA, in form and substance satisfactory to BEP and, if applicable, BEPC, each acting reasonably, approving the Arrangement, as such order may be amended, modified, supplemented or varied by the Court (with the consent of BEP and, if applicable, BEPC, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn, abandoned or denied, as affirmed or as amended (provided that any such amendment is acceptable to BEP and, if applicable, BEPC, each acting reasonably) on appeal;

“FMV” means fair market value, being the highest price, expressed in lawful money of Canada or the United States, as the context requires, available in an open and unrestricted market between informed prudent parties acting at arm’s length and without compulsion to act, expressed in terms of money;

“General Partner” means Brookfield Renewable Partners Limited, a Bermuda exempted company with liability limited by shares, the general partner of BEP;

“Governmental Entity” means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau or agency, domestic or foreign; (b) any subdivision, agent, commission, commissioner, board, or authority of any of the foregoing; (c) any self-regulatory authority, including the TSX and the NYSE; or (d) any quasi-governmental or private body exercising any regulatory, expropriation or Tax Authority under or for the account of any of the foregoing;

“GP Shares” means the class A common shares, par value $1.00, of the General Partner;

“Interim Order” means an interim order of the Court pursuant to Section 291 of the BCBCA, in form and substance acceptable to BEP and BEPC, each acting reasonably, containing declarations and directions in respect of the notice to be given and the conduct of the BEP Unitholders’ Meeting and the BEPC Shareholders’ Meeting with respect to the Arrangement, as such order may be amended, modified, supplemented or varied by the Court with the consent of BEP and BEPC, each acting reasonably;

“Note Agreement” means an agreement entered into by the parties thereto pursuant to which the BEP Unitholder, BRHC A.2 Shareholder or BEPC Shareholder party thereto has validly elected to receive a portion of the Class A Consideration in the form of BEP Inc. Notes;

“Note Schedule” means the schedule to a Note Agreement specifying the number of BEP Inc. Class A Shares and BEP Inc. Notes to be received by the BEP Unitholder, BRHC A.2 Shareholder or BEPC Shareholder party thereto;

“Notice Form” means the notice form for use by Eligible Canadian Holders of BEP Units pursuant to which an Eligible Canadian Holder can indicate its intention to obtain a tax deferral with respect to the exchange of the BEP Units held by it;

“NYSE” means the New York Stock Exchange;

“Person” includes an individual, partnership, association, body corporate, joint venture, business organization, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Plan of Arrangement”, “hereof”, “herein”, “hereto” and like references mean and refer to this plan of arrangement;

“REUs” means the redemption-exchange units of BRELP;

“Specified Purchaser” means each entity who is a party to a Note Agreement for purposes of acquiring BEP Inc. Notes;

“subsidiaries” has the meaning given in National Instrument 45-106 - Prospectus Exemptions;

“Tax Act” means the Income Tax Act, R.S.C. 1985, c. 1 (5th Supp.);

“Tax Authority” means CRA and/or any provincial tax authority, as applicable;

“Tax Election” has the meaning ascribed thereto in Section 3.3;

“Transfer Agent” means Computershare Investor Services Inc.;

“TSX” means the Toronto Stock Exchange;

“UARs” means the unit appreciation rights granted under the UAR Plans; and

“UAR Plans” means the Brookfield Renewable Unit Appreciation Rights Plan, effective as of March 1, 2023, as amended as at the Effective Time, and the Brookfield Renewable Unit Appreciation Rights Plan (U.S. Employees), effective as of March 27, 2012, as amended and restated effective March 2, 2016 and as amended as at the Effective Time.

1.2	Certain Rules of Interpretation

In this Plan of Arrangement:

(a)	Calculation of Time. Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends.

(b)	Business Days. Whenever any action to be taken or payment to be made pursuant to this Plan of Arrangement would otherwise be required to be made on a day that is not a business day, such action shall be taken or such payment shall be made on the first business day following such day.

(c)	Headings. The descriptive headings preceding Articles and Sections of this Plan of Arrangement are inserted solely for convenience of reference and are not intended as complete or accurate descriptions of the content of such Articles or Sections. The division of this Plan of Arrangement into Articles, Sections and subsections and the insertion of a table of contents shall not affect the interpretation of this Plan of Arrangement.

(d)	Including. Where the word “including” or “includes” is used in this Plan of Arrangement, it means “including without limitation” or “includes without limitation”.

(e)	Statutory References. Any reference to a statute shall mean the statute in force as at the date of this Plan of Arrangement (together with all rules, regulations and published policies, as applicable, made thereunder), as the same may be amended, re-enacted, consolidated or replaced from time to time, and any successor statute thereto, unless otherwise expressly provided herein.

(f)	Currency. All references to “$” mean United States dollars.

(g)	Number and Gender. In this Plan of Arrangement, unless the contrary intention appears, words importing the singular include the plural and vice versa; words importing gender shall include all genders; and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or Governmental Entity (including any governmental agency, political subdivision or instrumentality thereof).

Article 2
ARRANGEMENT AGREEMENT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement.

2.2	Binding Effect

This Plan of Arrangement shall become effective at, and be binding at and after, the Effective Time on BEP Inc., BEP, BEPC, BRHC, Specified Purchasers and all Persons who were immediately prior to the Effective Time holders or beneficial owners of the Acquired Securities, BREP Tracking Options, DSUs and UARs, and all other Persons directly or indirectly affected by the Arrangement at and after the Effective Time, without any further act or formality required on the part of any Person.

Article 3
ARRANGEMENT

3.1	Arrangement

Subject to the terms and conditions set forth in this Section 3.1 and except as otherwise noted, commencing at the Effective Time, the following events or transactions shall occur and shall be deemed to occur in the following sequence without any further act or formality with each step occurring two minutes after the completion of the immediately preceding step (unless specified otherwise or as required by applicable law):

Listing of BEP Inc. Class A Shares

(a)	The BEP Inc. Class A Shares shall, outside of this Plan of Arrangement, be listed and posted for trading on the TSX and NYSE.

Transfer of REUs

(b)	One BEP Inc. Class A Share shall be issued by BEP Inc. to each holder of an REU for each REU held, immediately following which the REUs held by such holder shall be transferred and assigned to BEP Inc.

The aggregate amount to be added by BEP Inc. to the stated capital of the BEP Inc. Class A Shares shall be an amount equal to the aggregate cost to BEP Inc. of the REUs so acquired (determined for purposes of the Tax Act, including pursuant to subsections 85(1) and 85(2), as applicable, of the Tax Act, where relevant).

Transfer of BREPH LP Units and BREPH GP Shares

(c)	Concurrent with the issuances in Section 3.1(b), a number of BEP Inc. Class I Shares equal to the product of (x) the number of BRELP GP Units owned by BREPH and (y) 0.9999 (with any fractional amount equal to or greater than 0.5 of a share being rounded up to a whole share and any fractional amount less than 0.5 of a share being rounded down to a whole share) shall be issued by BEP Inc. to the holder of BREPH LP Units, immediately following which the BREPH LP Units held by such holder shall be, concurrent with the transfers in Section 3.1(b), transferred and assigned to BEP Inc.

The aggregate amount to be added by BEP Inc. to the stated capital of the BEP Inc. Class I Shares shall be an amount equal to the aggregate cost to BEP Inc. of the BREPH LP Units so acquired (determined for purposes of the Tax Act, including pursuant to subsection 85(2) of the Tax Act, where relevant).

(d)	Concurrent with the issuances in Section 3.1(b), a number of BEP Inc. Class I Shares equal to the product of (x) the number of BRELP GP Units owned by BREPH and (y) 0.0001 (with any fractional amount equal to or greater than 0.5 of a share being rounded up to a whole share and any fractional amount less than 0.5 of a share being rounded down to a whole share) shall be issued by BEP Inc. to the holder of BREPH GP Shares, immediately following which the BREPH GP Shares held by such holder shall be, concurrent with the transfers in Section 3.1(b), transferred and assigned to BEP Inc.

The aggregate amount to be added by BEP Inc. to the stated capital of the BEP Inc. Class I Shares shall be an amount equal to the aggregate cost to BEP Inc. of the BREPH GP Shares so acquired (determined for purposes of the Tax Act, including pursuant to subsection 85(2) of the Tax Act, where relevant).

Transfer of GP Shares

(e)	A number of BEP Inc. Class B Shares equal to 0.0001 multiplied by the quotient of (x) the number of outstanding BEP Units immediately before the Effective Time divided by (y) 0.9999 (with any fractional amount equal to or greater than 0.5 of a share being rounded up to a whole share and any fractional amount less than 0.5 of a share being rounded down to a whole share) shall be issued by BEP Inc. to the holder of the GP Shares, immediately following which the GP Shares held by such holder shall be transferred and assigned to BEP Inc.

The aggregate amount to be added by BEP Inc. to the stated capital of the BEP Inc. Class B Shares shall be an amount equal to the aggregate cost to BEP Inc. of the GP Shares so acquired (determined for purposes of the Tax Act, including pursuant to subsection 85(1) of the Tax Act, where relevant).

Effectiveness of Note Agreements

(f)	Each Note Agreement shall become effective and binding on the parties thereto.

Transfers of BEP Units

(g)	The applicable Class A Consideration shall be issued by BEP Inc. to each holder of BEP Units that is a party to a Note Agreement, immediately following which the BEP Units held by such holder shall be transferred and assigned to BEP Inc.

The aggregate amount to be added by BEP Inc. to the stated capital of the BEP Inc. Class A Shares forming part of the Class A Consideration shall be an amount equal to the aggregate cost to BEP Inc. of the BEP Units so acquired (determined for purposes of the Tax Act, including pursuant to subsections 85(1) and 85(2), as applicable, of the Tax Act, where relevant), less the aggregate principal amount of the BEP Inc. Notes forming part of the applicable Class A Consideration.

(h)	The applicable Class A Consideration shall be issued by BEP Inc. to each holder of BEP Units that is an Eligible Canadian Holder and that (i) has voted in favour of the BEP LPA Amendment Resolution or the BEP Arrangement Resolution (other than any Eligible Canadian Holder whose BEP Units are transferred to BEP Inc. pursuant to Section 3.1(g)) or (ii) has indicated an intention to obtain a tax deferral with respect to the exchange of the BEP Units held by it by submitting a Notice Form, immediately following which the BEP Units held by such holder shall be transferred and assigned to BEP Inc.

The aggregate amount to be added by BEP Inc. to the stated capital of the BEP Inc. Class A Shares shall be an amount equal to the aggregate cost to BEP Inc. of the BEP Units so acquired (determined for purposes of the Tax Act, including pursuant to subsections 85(1) and 85(2), as applicable, of the Tax Act, where relevant).

(i)	The BEP LPA Amendment shall become effective and binding on the parties thereto.

(j)	Each outstanding BEP Unit held by a Dissenting Unitholder shall be deemed to be transferred by the holder thereof to BEP without any further act or formality on its part, and, in consideration therefor, BEP shall be deemed to have issued to the Dissenting Unitholder a debt-claim to be paid the aggregate fair value of those BEP Units in accordance with Article 4 hereof.

(k)	BEP shall provide notice of redemption for all of the BEP Units, other than those BEP Units transferred to BEP Inc. pursuant to Sections 3.1(g) and 3.1(h) or to BEP pursuant to Section 3.1(j), pursuant to Section 7.4 of the BEP LPA.

(l)	Immediately prior to such redemption taking effect, BEP Inc. shall provide notice and exercise its overriding call right pursuant to Section 7.5 of the BEP LPA to purchase each BEP Unit, other than those BEP Units transferred pursuant to Sections 3.1(g), 3.1(h) or 3.1(j), and the applicable Class A Consideration shall be issued by BEP Inc. to each holder of such BEP Units, immediately following which the BEP Units held by such holder shall be transferred and assigned to BEP Inc.

The aggregate amount to be added by BEP Inc. to the stated capital of the BEP Inc. Class A Shares shall be an amount equal to the aggregate cost to BEP Inc. of the BEP Units so acquired (determined for purposes of the Tax Act).

Treatment of BEP Incentive Plans

(m)	The terms of the BREP Tracking Preferred Shares shall be amended by the filing of articles of amendment such that, from and after the Effective Time, the BREP Tracking Preferred Shares shall track the value of the BEP Inc. Class A Shares, and the BREP Tracking Option Plan shall be deemed to be amended to give effect to the foregoing and to make such other consequential amendments as are necessary.

(n)	The DSUs outstanding immediately prior to the Effective Time will be continued on the same terms and conditions as were applicable immediately prior to the Effective Time, except that, the terms of such DSUs will be amended so as to substitute one BEP Inc. Class A Share for each BREP Tracking Preferred Share subject to such DSUs as of the Effective Time, and the DSU Plan shall be deemed to be amended to give effect to the foregoing and to make such other consequential amendments as are necessary.

(o)	The UARs outstanding immediately prior to the Effective Time will be continued on the same terms and conditions as were applicable immediately prior to the Effective Time, except that, the terms of such UARs will be amended so as to substitute one BEP Inc. Class A Share for each BEP Unit subject to such UARs as of the Effective Time, and the UAR Plans shall each be deemed to be amended to give effect to the foregoing and to make such other consequential amendments as are necessary.

Transfers of BRHC A.2 Shares

(p)	The BRHC A.2 Shares held by each holder that is a party to a Note Agreement shall be transferred and assigned to BEP Inc. in exchange for the applicable Class A Consideration.

The aggregate amount to be added by BEP Inc. to the stated capital of the BEP Inc. Class A Shares forming part of the Class A Consideration shall be an amount equal to the aggregate cost to BEP Inc. of the BRHC A.2 Shares so acquired (determined for purposes of the Tax Act, including pursuant to subsections 85(1) and 85(2), as applicable, of the Tax Act, where relevant), less the aggregate principal amount of the BEP Inc. Notes forming part of the applicable Class A Consideration.

Transfers of BEPC Shares1

(q)	Each outstanding BEPC Share held by a Dissenting Shareholder shall be deemed to be transferred by the holder thereof to BEPC without any further act or formality on its part, and, in consideration therefor, BEPC shall be deemed to have issued to the Dissenting Shareholder a debt-claim to be paid the aggregate fair value of those BEPC Shares in accordance with Article 4 hereof.

(r)	The BEPC Shares held by each holder that is a party to a Note Agreement shall be transferred and assigned to BEP Inc. in exchange for the applicable Class A Consideration.

The aggregate amount to be added by BEP Inc. to the stated capital of the BEP Inc. Class A Shares forming part of the Class A Consideration shall be an amount equal to the aggregate cost to BEP Inc. of the BEPC Shares so acquired (determined for purposes of the Tax Act, including pursuant to subsections 85(1) and 85(2), as applicable, of the Tax Act, where relevant), less the aggregate principal amount of the BEP Inc. Notes forming part of the applicable Class A Consideration.

(s)	The BEPC Shares held by any holder, other than those BEPC Shares transferred pursuant to Sections 3.1(q) or 3.1(r), shall be transferred and assigned to BEP Inc. in exchange for the applicable Class A Consideration.

The aggregate amount to be added by BEP Inc. to the stated capital of the BEP Inc. Class A Shares shall be an amount equal to the aggregate cost to BEP Inc. of the BEPC Shares so acquired (determined for purposes of the Tax Act, including pursuant to section 85.1 of the Tax Act, where relevant).

BEP Inc. Notes

(t)	All BEP Inc. Notes issued to holders pursuant to Sections 3.1(g), 3.1(p) and 3.1(r) shall be transferred by such holders to the applicable Specified Purchaser(s) pursuant to the Note Agreements in exchange for the consideration issued by such Specified Purchaser for purposes of acquiring BEP Inc. Notes.

(u)	All BEP Inc. Notes shall be transferred and assigned by the holder thereof to BEP Inc. in exchange for one BEP Inc. Class A Share for each BEP Inc. Note, following which the BEP Inc. Notes shall be automatically cancelled by operation of law.

The aggregate amount to be added by BEP Inc. to the stated capital of the BEP Inc. Class A Shares shall be an amount equal to the aggregate principal amount of the cancelled BEP Inc. Notes.

[1]	Sections 3.1(q) to 3.1(s) (inclusive) will only be implemented if the BEPC Resolution has been approved at the BEPC Shareholders’ Meeting. If not, BEPC will cease to be a party to the Arrangement Agreement and such Sections shall be deemed to read “[Intentionally Deleted]”.

3.2	Registers of Holders

(a)	Upon the transfer of the REUs pursuant to Section 3.1(b), the name of each transferor thereof shall be removed from the register of holders of REUs in respect of the REUs held by such transferor and BEP Inc. shall be recorded as the registered holder of the REUs so transferred and shall be deemed to be the legal and beneficial owner thereof.

(b)	Upon the transfer of the BREPH LP Units pursuant to Section 3.1(c), the name of the transferor thereof shall be removed from the register of holders of limited partnership units of BREPH in respect of such units and BEP Inc. shall be recorded as the registered holder of the BREPH LP Units so transferred and shall be deemed to be the legal and beneficial owner thereof.

(c)	Upon the transfer of the BREPH GP Shares pursuant to Section 3.1(d), the name of the transferor thereof shall be removed from the register of shareholders of the issuer of the BREPH GP Shares and BEP Inc. shall be recorded as the registered holder of the BREPH GP Shares so transferred and shall be deemed to be the legal and beneficial owner thereof.

(d)	Upon the transfer of the GP Shares pursuant to Section 3.1(e), the name of the transferor thereof shall be removed from the register of shareholders of the General Partner and BEP Inc. shall be recorded as the registered holder of the GP Shares so transferred and shall be deemed to be the legal and beneficial owner thereof.

(e)	Upon the effectiveness of the Note Agreements pursuant to Section 3.1(f), BEP Inc. shall be deemed to have issued to each holder that is a party to a Note Agreement the BEP Inc. Notes to be received by such holder as specified in the applicable Note Schedule and the name of such holder shall be deemed to be added to a register of holders of BEP Inc. Notes as the holder of the BEP Inc. Notes issued to such holder. Upon the transfers and cancellation of the BEP Inc. Notes pursuant to Sections 3.1(t) and 3.1(u), appropriate entries shall be made in the register of holders of BEP Inc. Notes.

(f)	Upon the transfers of the BEP Units pursuant to Section 3.1(g), the name of each holder that is a party to a Note Agreement shall be removed from the register of holders of BEP Units in respect of the BEP Units held by such holder and BEP Inc. shall be recorded as the registered holder of the BEP Units so transferred and shall be deemed to be the legal and beneficial owner thereof.

(g)	Upon the transfers of the BEP Units pursuant to Section 3.1(h), the name of each Eligible Canadian Holder shall be removed from the register of holders of BEP Units in respect of the BEP Units held by such Eligible Canadian Holder and BEP Inc. shall be recorded as the registered holder of the BEP Units so transferred and shall be deemed to be the legal and beneficial owner thereof.

(h)	Upon the deemed transfers of the BEP Units pursuant to Section 3.1(j), (i) the Dissenting Unitholder shall cease to be a holder of such BEP Units, (ii) the name of such holder shall be removed from the register of holders of BEP Units, (iii) the Dissenting Unitholder shall have been deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign such units to BEP; and (iv) such BEP Units shall be cancelled by BEP and the register of holders of BEP Units shall be revised accordingly.

(i)	Upon the transfers of the BEP Units pursuant to Section 3.1(l), the name of each transferor thereof shall be removed from the register of holders of BEP Units in respect of the BEP Units held by such holder and BEP Inc. shall be recorded as the registered holder of the BEP Units so transferred and shall be deemed to be the legal and beneficial owner thereof.

(j)	Upon the transfers of the BRHC A.2 Shares pursuant to Section 3.1(p), the name of each transferor thereof shall be removed from the register of holders of BRHC A.2 Shares in respect of the BRHC A.2 Shares held by them and BEP Inc. shall be recorded as the registered holder of the BRHC A.2 Shares so transferred and shall be deemed to be the legal and beneficial owner thereof.

(k)	Upon the deemed transfer of the BEPC Shares pursuant to Section 3.1(q), (i) the Dissenting Shareholder shall cease to be a holder of such BEPC Shares, (ii) the name of such holder shall be removed from the register of holders of BEPC Shares, (iii) the Dissenting Shareholder shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign such shares to BEPC, and (iv) such BEPC Shares shall be cancelled by BEPC and the register of holders of BEPC Shares shall be revised accordingly.

(l)	Upon the transfers of the BEPC Shares pursuant to Section 3.1(r), the name of each holder that is a party to a Note Agreement shall be removed from the register of holders of BEPC Shares in respect of the BEPC Shares held by such holder and BEP Inc. shall be recorded as the registered holder of the BEPC Shares so transferred and shall be deemed to be the legal and beneficial owner thereof.

(m)	Upon the transfers of the BEPC Shares pursuant to Section 3.1(s), the name of each holder shall be removed from the register of holders of BEPC Shares in respect of the BEPC Shares held by such holder and BEP Inc. shall be recorded as the registered holder of the BEPC Shares so transferred and shall be deemed to be the legal and beneficial owner thereof.

3.3	Tax Elections

An Eligible Canadian Holder shall be entitled to make a joint income tax election with BEP Inc. (the “Tax Election”) with respect to its transfer of REUs, BREPH LP Units, BREPH GP Shares, GP Shares, BEP Units, BRHC A.2 Shares or BEPC Shares, as applicable, to BEP Inc. pursuant to Sections 3.1(b), 3.1(c), 3.1(d), 3.1(e), 3.1(g), 3.1(h), 3.1(p) and 3.1(r) pursuant to subsection 85(1) of the Tax Act (or subsection 85(2) of the Tax Act if such Eligible Canadian Holder is a partnership), and in each case, where applicable, the analogous provisions of provincial income tax law. To make a Tax Election, an Eligible Canadian Holder must provide the relevant information to BEP Inc. through a website that shall be made available for this purpose no later than 90 days following the Effective Date and will remain available until at least April 1 of the year immediately following the calendar year in which the Effective Date occurs or as otherwise directed. After receipt of all of the relevant information through the website, and provided that the information provided complies with the rules under the Tax Act regarding the Tax Election, BEP Inc. shall deliver a copy of the Tax Election as executed by BEP Inc. to the Eligible Canadian Holder. The Eligible Canadian Holder shall be solely responsible for executing its portion of the Tax Election and submitting it to the applicable Tax Authority within the required time.

3.4	No Fractional Shares

Each BEP Unit, BRHC A.2 Share and BEPC Share transferred to BEP Inc. pursuant to Sections 3.1(g), 3.1(p) and 3.1(r) shall be deemed to be transferred in consideration for a portion of a BEP Inc. Class A Share and a portion of a BEP Inc. Note as specified in the applicable Note Agreement. However, in no event shall any fractional BEP Inc. Class A Shares be delivered under this Plan of Arrangement.

3.5	Fully Paid and Non-Assessable Shares

All BEP Inc. Class A Shares, BEP Inc. Class B Shares and BEP Inc. Class I Shares issued pursuant hereto shall be deemed to be or have been validly issued and outstanding as fully paid and non-assessable shares for all purposes of the BCBCA.

3.6	Limitation on BEP Inc. Notes

Notwithstanding any other provision of this Plan of Arrangement, if BEP Inc. determines in its sole discretion that it is necessary or desirable to limit the aggregate number of BEP Inc. Notes to be issued hereunder in order to achieve the intended tax treatment of the Arrangement (such limited number of BEP Inc. Notes, the “Available Notes”):

(a)	the Elected Notes of each holder shall be deemed to be reduced to the number determined by multiplying (x) the Elected Notes of such holder, by (y) the fraction (rounded to four decimal places) obtained by dividing the Available Notes by the Aggregate Elected Notes, and rounding down such resulting Elected Notes for such holder to the nearest whole number; and

(b)	such holder shall be deemed to have elected to receive additional BEP Inc. Class A Shares in lieu of each BEP Inc. Note that has been reduced pursuant to Section 3.6(a), and the applicable Note Schedule shall be deemed to have been amended accordingly.

3.7	BEP Inc. Class A Shares Subject to BEP Inc. Restricted Stock Plan

Each BEP Inc. Class A Share received, directly or indirectly, in exchange for a BEP Restricted Unit pursuant to Sections 3.1(g), 3.1(h), 3.1(l) and 3.1(u) will be subject to the BEP Inc. Restricted Stock Plan and subject to the same transfer restrictions, vesting, forfeiture and other terms and conditions as were applicable to such exchanged BEP Restricted Unit immediately prior to the Effective Time.

Article 4
DISSENT PROCEDURES

4.1	Rights of Dissent

(a)	Registered BEP Unitholders and, if applicable, BEPC Shareholders may exercise rights of dissent with respect to their BEP Units and/or BEPC Shares, as applicable, pursuant to and in the manner set forth in Section 7.6 of the BEP LPA and Division 2 of Part 8 of the BCBCA, respectively, in connection with the Arrangement (collectively, the “Dissent Rights”). For greater certainty, (i) non-registered holders of BEP Units, non-registered holders of BEPC Shares, holders of BRHC A.2 Shares, holders of REUs, holders of BREPH LP Units, holders of BREPH GP Shares and holders of GP Shares shall not be entitled to exercise Dissent Rights in respect of those securities, and (ii) registered holders of BEPC Shares shall not be entitled to exercise Dissent Rights in respect of those securities if Sections 3.1(q) to 3.1(s) are not implemented.

(b)	BEP Unitholders and, if applicable, BEPC Shareholders who properly exercise their Dissent Rights shall be deemed to have transferred their BEP Units and/or BEPC Shares, as applicable, to BEP and BEPC, respectively, as of the applicable time pursuant to Sections 3.1(j) and 3.1(q). If such BEP Unitholders and BEPC Shareholders:

(i)	are ultimately entitled to be paid the fair value for their BEP Units and/or BEPC Shares pursuant to the Dissent Rights, the BEP Unitholders and BEPC Shareholders shall not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights; or

(ii)	are ultimately not entitled, for any reason, to be paid the fair value for their BEP Units and/or BEPC Shares pursuant to the Dissent Rights, the BEP Unitholders and BEPC Shareholders will be deemed to have participated in the Arrangement on the same basis as a BEP Unitholder or BEPC Shareholder, as applicable, that has not exercised Dissent Rights and shall be entitled to receive only the Class A Consideration on the basis determined in accordance with Section 3.1 that such BEP Unitholders or BEPC Shareholders, as applicable, would have received pursuant to the Arrangement if such holders had not exercised Dissent Rights.

4.2	Recognition of Dissenting Unitholders and Dissenting Shareholders

From and after the Effective Time, in no case shall BEP Inc., BEP, BEPC or any other Person be required to recognize a Dissenting Unitholder or Dissenting Shareholder as a holder of BEP Units or BEPC Shares, as applicable, or as a holder of any securities of any of BEP Inc., BEP, BEPC or any of their respective subsidiaries and the names of the Dissenting Unitholders and Dissenting Shareholders shall be deleted from the register of holders of BEP Units and BEPC Shares, as applicable.

Article 5
DELIVERY OF CONSIDERATION

5.1	Delivery of Consideration

(a)	Upon the Arrangement becoming effective, the existing certificates, if applicable, representing the BEP Units and, if applicable, the BEPC Shares (other than BEP Units and BEPC Shares held by (x) BEP Unitholders and/or BEPC Shareholders that are a party to a Note Agreement, or (y) Dissenting Unitholders or Dissenting Shareholders) will represent BEP Inc. Class A Shares without any further action required on the part of holders thereof.

(b)	As soon as practicable following the Effective Time:

(i)	the Transfer Agent shall deliver to each Person who receives BEP Inc. Class A Shares pursuant to Sections 3.1(b), 3.1(g), 3.1(p), 3.1(r) and 3.1(u) DRS statements representing the BEP Inc. Class A Shares issued to such Person;

(ii)	BEP Inc. shall deliver to each Person who receives BEP Inc. Class I Shares pursuant to Sections 3.1(c) and 3.1(d) evidence as to the issuance of the BEP Inc. Class I Shares to such Person; and

(iii)	BEP Inc. shall deliver to each Person who receives BEP Inc. Class B Shares pursuant to Section 3.1(e) evidence as to the issuance of the BEP Inc. Class B Shares to such Person.

(c)	After the Effective Time, any applicable certificates which immediately prior to the Effective Time represented one or more Acquired Securities shall be deemed at all times to represent only the right to receive in exchange therefor the entitlements which the holder of such certificate is entitled to receive in accordance with Section 5.1(a) hereof.

5.2	Withholding Rights

BEP Inc., BEP, BEPC, the Transfer Agent, and any other Person shall be entitled to deduct or withhold from any amount otherwise payable to any Person hereunder such amounts as BEP Inc., BEP, BEPC, the Transfer Agent or such other Person, as applicable, are required to deduct or withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of provincial, state, local or foreign tax law. To the extent that amounts are so deducted or withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Person in respect of which such deduction or withholding was made, provided that such deducted or withheld amounts are actually remitted to the appropriate taxing authority.

5.3	Extinction of Rights

Any certificate which immediately prior to the Effective Time represented outstanding Acquired Securities that are exchanged pursuant to Section 3.1 shall cease to represent a claim or interest of any kind or nature as a unitholder of BEP or as a shareholder of BRHC and, if applicable, as a shareholder of BEPC, and as a holder of a BEP Inc. Note, as a unitholder of BRELP, as a unitholder of BREPH, as a shareholder of BREPH GP or as a shareholder of the General Partner. On such date, the BEP Inc. Class A Shares to which the former registered holder of the certificate referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered to BEP Inc., together with all entitlements to distributions and interest thereon held for such former registered holder.

5.4	No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any liens, charges, security interests, encumbrances, mortgages, hypothecs, restrictions, adverse claims or other claims of third parties of any kind.

5.5	Paramountcy

From and after the Effective Time, other than with respect to the BEPC Shares and the holders thereof if the BEPC Resolution has not been approved at the BEPC Shareholders’ Meeting: (i) this Plan of Arrangement shall take precedence and priority over any and all Acquired Securities issued prior to the Effective Time; (ii) the rights and obligations of the holders of BEP Units, BRHC A.2 Shares, BEPC Shares, REUs, BREPH LP Units, BREPH GP Shares, GP Shares, BEP Inc. Notes, BEP Inc., the Transfer Agent and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement; and (iii) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any BEP Units, BRHC A.2 Shares, BEPC Shares, REUs, BREPH LP Units, BREPH GP Shares, GP Shares or BEP Inc. Notes (other than Dissent Rights) shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

Article 6
AMENDMENTS

6.1	Amendments to Plan of Arrangement

(a)	BEP Inc., BEP and, if applicable, BEPC may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must (i) be set out in writing, (ii) be approved by BEP Inc., BEP and, if applicable, BEPC, each acting reasonably, (iii) if made following the BEP Unitholders’ Meeting or, if applicable, the BEPC Shareholders’ Meeting and prior to receipt of the Final Order, filed with the Court and approved by the Court and communicated to the BEP Unitholders and BEPC Shareholders if and as required by the Court, and (iv) if made following receipt of the Final Order and prior to the Effective Time, filed with the Court and approved by the Court and communicated to the BEP Unitholders and, if applicable, BEPC Shareholders if and as required by the Court, unless such amendment concerns a matter which, in the reasonable opinion of BEP Inc., BEP and, if applicable, BEPC, is of an administrative nature and is not adverse to the economic interest of any holder of Acquired Securities.

(b)	Subject to the provisions of the Interim Order, any amendment, modification or supplement to this Plan of Arrangement may be proposed by BEP or BEPC at any time prior to the BEP Unitholders’ Meeting or the BEPC Shareholders’ Meeting (provided that BEP or BEPC, as applicable, shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the BEP Unitholders’ Meeting and the BEPC Shareholders’ Meeting, shall become part of this Plan of Arrangement for all purposes.

(c)	Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the BEP Unitholders’ Meeting or, if applicable, the BEPC Shareholders’ Meeting shall be effective only if (i) it is consented to in writing by BEP and, if applicable, BEPC (in each case, acting reasonably), and (ii) if required by the Court, it is consented to by some or all of the BEP Unitholders and, if applicable, BEPC Shareholders voting in the manner directed by the Court.

(d)	In the event that the BEPC Resolution is not approved by BEPC Shareholders at the BEPC Shareholders’ Meeting, Sections 3.1(q) to 3.1(s) (inclusive) and Sections 3.2(k) to 3.2(m) (inclusive) shall be deemed to read “[Intentionally Deleted]” and all references to those Sections shall be disregarded, and this Plan of Arrangement shall apply mutatis mutandis to give effect thereto.

(e)	Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by BEP Inc., provided that it concerns a matter which, in the reasonable opinion of BEP Inc., is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any former holder of Acquired Securities.

(f)	Notwithstanding anything in this Plan of Arrangement or the Arrangement Agreement, the Parties shall be entitled at any time prior to the Effective Time to modify this Plan of Arrangement without any prior notice or communication or approval of the Court or the holders of the Acquired Securities, provided such modifications are agreed to in writing by each of BEP Inc., BEP and, if applicable, BEPC, are of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and are not adverse to the economic interest of any holder of Acquired Securities.

(g)	For greater certainty, nothing herein shall derogate from the applicability of Bermuda law insofar as it relates to any amendment, modification or supplement to this Plan of Arrangement and all applicable requirements of Bermuda law shall be complied with by the Parties hereto.

Article 7
MISCELLANEOUS

7.1	Further Assurances

Notwithstanding that the transactions and events set out herein shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order to further document or evidence any of the transactions or events set out herein.

Schedule A

BEP LPA AMENDMENT

(See attached.)

BROOKFIELD RENEWABLE PARTNERS L.P.

BEP INC. 2026 PLAN OF ARRANGEMENT AMENDMENT TO THE FOURTH AMENDED AND RESTATED LIMITED PARTNERSHIP AGREEMENT

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THIS AMENDMENT (the “Amendment”) to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Partners L.P. (the “Partnership”), dated as of May 3, 2016, as amended prior to the date hereof (the “Agreement”) is made as of the ■ day of ■, but following the acquisition by Brookfield Renewable Partners Inc. (“BEP Inc.”) of Equity Units pursuant to Section 3.1(h) of the BEP Inc. Plan of Arrangement (as defined below), by the undersigned. Capitalized terms used but not defined herein shall have the meanings set forth in the Agreement.

WHEREAS, pursuant to the arrangement agreement dated July 21, 2026 between BEP Inc., the Partnership and Brookfield Renewable Corporation (“BEPC”), BEP Inc. has agreed to acquire, directly or indirectly, all of the issued and outstanding Equity Units and class A exchangeable subordinate voting shares in the capital of BEPC in exchange for class A subordinate voting shares in the capital of BEP Inc. (the “Class A Shares”), to be implemented pursuant to a plan of arrangement (the “BEP Inc. Plan of Arrangement”) made in accordance with the applicable provisions of the Business Corporations Act (British Columbia) (and the regulations made thereunder) (the “Transaction”);

AND WHEREAS, pursuant to the terms of the Transaction, holders of Equity Units will be entitled to receive, in respect of each Equity Unit held, one (1) Class A Share (the “Class A Consideration”) and may elect to receive a portion of their Class A Consideration in the form of BEP Inc. Notes (as defined in the BEP Inc. Plan of Arrangement), which will be subsequently transferred and assigned to BEP Inc. in exchange for Class A Shares pursuant to the BEP Inc. Plan of Arrangement;

AND WHEREAS, in order to effect the Transaction, the General Partner desires to amend the Agreement as set out herein to, inter alia, provide the Partnership with a right of redemption in order to redeem Equity Units for the Cash Consideration and to provide BEP Inc. with an overriding call right following the exercise by the Partnership of such redemption right in order to purchase such Equity Units for the Class A Consideration;

AND WHEREAS, pursuant to Section 14.2.1 of the Agreement, amendments to the Agreement may only be proposed by or with the consent of the General Partner and the General Partner has proposed and consented to the Amendment;

AND WHEREAS, pursuant to Section 14.3.4 of the Agreement, the Partnership has obtained Opinions of Counsel acceptable to the General Partner to the effect that the Amendment (i) will not cause the Partnership to be treated as an association taxable as a corporation or otherwise taxable as an entity for tax purposes (provided that for U.S. tax purposes the General Partner has not made the election contemplated by Section 9.6 of the Agreement) and (ii) will not affect the limited liability of any Limited Partner or any limited partner of BRELP under applicable Law;

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AND WHEREAS, pursuant to Section 14.2.2 of the Agreement, the Amendment shall be effective upon its approval by the General Partner and, where required under the Agreement or by the Limited Partnership Act, on the consent, vote or approval of the amendment by the holders of 66⅔% of the voting power of the Outstanding Equity Units;

AND WHEREAS, a meeting (the “Meeting”) of the holders of Equity Units was held on ■, 2026 pursuant to Section 14.2.3 of the Agreement at which resolutions approving the Amendment and the Transaction were adopted by holders of 66⅔% of the Outstanding Equity Units that attended the Meeting virtually or by proxy and such resolutions were also adopted in accordance and compliance with the Agreement;

NOW THEREFORE,

1.	Amendments to Article 1

(a)	Section 1.1 is hereby amended by adding the following definitions:

1.1.2.1	“Amendment Effective Time” means the time that the BEP Inc. 2026 Plan of Arrangement Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Partnership dated as of ■ becomes effective pursuant to Section 3.1(i) of the BEP Inc. Plan of Arrangement;

1.1.2.2	“Arrangement” means the arrangement under Section 288 of the Business Corporations Act (British Columbia) (and the regulations made thereunder) in accordance with the terms and subject to the conditions set out in the BEP Inc. Plan of Arrangement, subject to any amendments, modifications or supplements to the BEP Inc. Plan of Arrangement made in accordance with the Arrangement Agreement and Section 6.1 of the BEP Inc. Plan of Arrangement or made at the discretion of the Court (as defined in the BEP Inc. Plan of Arrangement) with the consent of the Partnership and BEPC, each acting reasonably;

1.1.2.3	“Arrangement Agreement” means the arrangement agreement dated July 21, 2026 between BEP Inc., the Partnership and BEPC with respect to the Arrangement, as may be amended from time to time in accordance with its terms;

1.1.2.4	“Arrangement Year” has the meaning assigned to such term in Section 4.4.5;

1.1.3.1	“BEP Inc.” means Brookfield Renewable Partners Inc.

1.1.3.2	“BEP Inc. Plan of Arrangement” means the plan of arrangement in substantially the form of Schedule A of the Arrangement Agreement subject to any amendments, modifications or supplements made thereto in accordance with the Arrangement Agreement and Section 6.1 of the BEP Inc. Plan of Arrangement or made at the discretion of the Supreme Court of British Columbia with the consent of the Partnership and BEPC, each acting reasonably;

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1.1.3.3	“BEPC” means Brookfield Renewable Corporation;

1.1.12.1	“Call Right” has the meaning assigned to such term in Section 7.5.1;

1.1.15.1	“Cash Consideration” means the amount equal to the value of one (1) Class A Share;

1.1.18.1	“Class A Consideration” means one (1) Class A Share for each Public Unit;

1.1.18.2	“Class A Share” means a class A subordinate voting share in the capital of BEP Inc.;

1.1.23.1	“Effective Date” has the meaning assigned to such term in the Arrangement Agreement;

1.1.28.1	“First Notional Year” has the meaning assigned to such term in Section 4.4.5;

1.1.56.1	“Meeting” means such meeting or meetings of Equity Unitholders, including any adjournment or postponement thereof, convened to consider, and if deemed advisable approve, the Resolutions;

1.1.72.1	“Public Unitholder” means a holder of Public Units;

1.1.72.2	“Public Units” means the Equity Units that are issued and outstanding (except for those Equity Units held by BEP Inc.) at the Amendment Effective Time;

1.1.77.1	“Resolutions” means the resolutions of the Equity Unitholders adopted at the Meeting approving the Transaction; and

1.1.86.1	“Transaction” means the transactions to be implemented pursuant to the BEP Inc. Plan of Arrangement and in accordance with the Arrangement Agreement, pursuant to which, amongst other things, BEP Inc. will acquire all of the issued and outstanding Equity Units and class A exchangeable subordinate voting shares in the capital of BEPC in exchange for Class A Shares.

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(b)	Section 1.1.2 is hereby deleted in its entirety and replaced with the following:

“Agreement” means this Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Partners L.P. dated as of May 25, 2016 and all schedules attached to this agreement, in each case as it or they may be further amended, supplemented, replaced or restated from time to time.

2.	Amendment to Section 1.7

Section 1.7 is hereby deleted in its entirety and replaced with the following:

Section 1.7         Governing Law; Submission to Jurisdiction

This Agreement will be governed by and construed in accordance with the laws of Bermuda. Each of the Partners (other than governmental entities prohibited from submitting to the jurisdiction of a particular jurisdiction) will submit to (i) the non-exclusive jurisdiction of the courts of Bermuda and British Columbia in any dispute, suit, action or proceeding arising out of or relating to this Agreement and (ii) the non-exclusive jurisdiction of the courts of Bermuda and British Columbia in any dispute, suit, action or proceeding arising out of or relating to the Transaction (including, for greater certainty, arising out of or in relation to the terms of Section 7.6). Each Partner waives, to the fullest extent permitted by law, any immunity from jurisdiction of any such court or from any legal process therein and further waives, to the fullest extent permitted by law, any claim of inconvenient forum, improper venue or that any such court does not have jurisdiction over the Partner. Any final judgment against a Partner in any proceedings brought in any such court will be conclusive and binding upon the Partner and may be enforced in the courts of any other jurisdiction of which the Partner is or may be subject, by suit upon such judgment. Notwithstanding the foregoing, unless the General Partner consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the United States Securities Act of 1933, as amended. Nothing in this Section 1.7 shall be deemed to apply to any suits brought to enforce any liability or duty created by the Securities Exchange Act. Any person or entity purchasing or otherwise acquiring any interest in any security of the Partnership shall be deemed to have notice of and consented to the provisions of this Section 1.7. The foregoing submission to jurisdiction and waivers will survive the dissolution, liquidation, winding up and termination of the Partnership.

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3.	Amendments to Article 4

Article 4 is hereby amended by adding the following provision:

4.4.5	For purposes of Sections 4.4.2 and 4.4.4, in relation to the fiscal year of the Partnership that includes the Arrangement (the “Arrangement Year”), the Partnership shall be considered to have had a first fiscal year (the “First Notional Year”) commencing on the first date of the calendar year in which the Effective Date occurs and ending immediately following the completion of the Arrangement steps occurring on the Effective Date and a second fiscal year commencing immediately after the end of the First Notional Year and ending on the last date of the calendar year in which the Effective Date occurs. The Partnership shall determine its Income for Canadian Tax Purposes for the First Notional Year on a “closing of the books” basis reasonably and in good faith, as would be determined without reference to this section, provided, however, that any gain or income from a disposition of property occurring after the end of the First Notional Year shall not be allocated to the First Notional Year. Absent any assessment in respect of taxes, the Partnership shall not amend any allocation of Income for Canadian Tax Purposes or Loss for Canadian Tax Purposes to Limited Partners in respect of the Arrangement Year or any previous fiscal year.

4.	Amendment to Article 7

Article 7 is hereby amended by adding the following provisions:

7.4 Redemption by the Partnership

7.4.1	Subject to any applicable laws and the due exercise of the Call Right pursuant to Section 7.5, the Partnership will have the right, on the Effective Date, to redeem all, but not less than all, of the then outstanding Public Units for an amount per unit equal to the Cash Consideration.

7.4.2	If the Partnership exercises its right to redeem Public Units under this Section 7.4, subject to the exercise of the Call Right, the Partnership will cause to be delivered to the Public Unitholders the Cash Consideration for each Public Unit so redeemed upon presentation and surrender at the registered office of the Partnership or at any office of the Transfer Agent of the certificates (if any) representing such Public Units, together with such additional documents and instruments as the Transfer Agent may reasonably require. Payment of the aggregate Cash Consideration payable to a Public Unitholder will be made by delivery to such Public Unitholder at the address of such Public Unitholder recorded in the register of the Partnership or by holding for pick-up by the Public Unitholder at the registered office of the Partnership or at any office of the Transfer Agent. Provided that such aggregate Cash Consideration has been so deposited on or before the Effective Date in accordance with the Arrangement Agreement and the BEP Inc. Plan of Arrangement, the Public Units will be redeemed and the rights of the Public Unitholders thereof on and after the Effective Date will be limited to receiving their proportionate part of the aggregate Cash Consideration for such Public Units so deposited, against presentation and surrender of the said certificates held by them in accordance with the foregoing provisions and the Public Unitholders will not be entitled to exercise any of the rights of Public Unitholders in respect thereof, other than the right to receive the Cash Consideration for each Public Unit redeemed.

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7.5 Call Right

7.5.1	Subject to the limitations set forth in Section 7.5.2, BEP Inc. will have the overriding right (the “Call Right”), notwithstanding the right of the Partnership to redeem the Public Units pursuant to Section 7.4 hereof, to purchase (on the Effective Date) Public Units on payment by BEP Inc. of the Class A Consideration for each such Public Unit. In the event of the exercise by BEP Inc. of its Call Right, each Public Unitholder will be obligated to sell all the Public Units that are subject to the Call Right held by such Public Unitholder to BEP Inc. on the Effective Date on payment by, or on behalf of BEP Inc., to such Public Unitholder of the Class A Consideration for each such Public Unit.

7.5.2	BEP Inc. must provide notice to the Partnership of its intention to exercise its Call Right immediately after the Partnership exercises its right to redeem Public Units under Section 7.4. If BEP Inc. duly exercises its Call Right in accordance with this Section 7.5, the right of the Partnership to redeem those Public Units that are subject to the Call Right pursuant to Section 7.4 on the Effective Date will terminate at such time and, on the Effective Date, BEP Inc. will purchase and the Public Unitholders of such Public Units will sell all of the Public Units subject to the Call Right in accordance with this Section 7.5.

7.5.3	For the purposes of completing a purchase of the Public Units pursuant to the exercise of the Call Right, BEP Inc. will deposit or cause to be deposited with the Transfer Agent, on or before the Effective Date, the aggregate Class A Consideration deliverable by BEP Inc. pursuant to Section 7.5.1. Provided that the aggregate Class A Consideration has been so deposited, on and after the Effective Date, the Public Unitholders will cease to be Equity Unitholders of such Public Units and will not be entitled to exercise any of the rights of Public Unitholders in respect thereof other than the right to receive such Public Unitholder’s portion of the aggregate Class A Consideration and such Public Unitholder will on and after the last Business Day prior to such Effective Date be considered and deemed for all purposes to be a holder of the securities delivered to them as part of the Class A Consideration to which such Public Unitholder is entitled. Upon presentation to the Transfer Agent of the documents and instruments as may be required to effect a transfer of Public Units under the Limited Partnership Act, the Agreement and such additional documents and instruments as the Transfer Agent and the Partnership may reasonably require, the Public Unitholder will be entitled to receive in exchange therefor, and the Transfer Agent on behalf of BEP Inc. will deliver to such Public Unitholder, the Class A Consideration. If BEP Inc. does not exercise the Call Right in the manner described above, on the Effective Date a Public Unitholder will be entitled to receive in exchange therefor the Cash Consideration otherwise payable by the Partnership in connection with the redemption of the Public Units pursuant to Section 7.4 hereof.

7.5.4	For greater certainty, BEP Inc. and/or its Affiliates may undertake such transactions as may be necessary or desirable in order to deliver, or cause to be delivered, all or a portion of the Class A Shares to Public Unitholders in accordance with Section 7.5.3, provided such transactions are not prejudicial to the rights or interests of any Public Unitholder.

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7.5.5	Each Public Unitholder, by virtue of becoming and being such a Public Unitholder, will be deemed to acknowledge the Call Right in favour of BEP Inc. and the overriding nature thereof and to be bound thereby in favour of BEP Inc. as herein provided.

7.5.6	For greater certainty, the transfer of Public Units of the Partnership as described in Sections 3.1(g) and (h) of the BEP Inc. Plan of Arrangement shall take place pursuant to the BEP Inc. Plan of Arrangement and not in connection with the exercise of the Call Right.

7.6 Dissent Rights

7.6.1	Subject to this Section 7.6, any Equity Unitholder may dissent in respect of the Transaction.

7.6.2	In addition to any other right the Equity Unitholder may have, an Equity Unitholder who complies with this Section 7.6 is entitled, after the Transaction is completed, to be paid by the Partnership the fair value of the Equity Units held by the Equity Unitholder, determined as of the close of business on the day before the Resolutions were adopted.

7.6.3	A dissenting Equity Unitholder may only claim under this Section 7.6 with respect to all of the Equity Units held by the Equity Unitholder and registered in the name of the dissenting Equity Unitholder at the record date set by the General Partner in respect of the Meeting.

7.6.4	A dissenting Equity Unitholder shall send to the Partnership, at least two days prior to the Meeting, a written objection to the Resolutions, unless the Partnership did not give notice to the Equity Unitholder of the purpose of the Meeting and of the Equity Unitholder’s right to dissent.

7.6.5	The Partnership shall, within ten days after the Equity Unitholders adopt the Resolutions, send to each Equity Unitholder who has filed the objection referred to in Section 7.6.4 notice that the Resolutions have been adopted, but such notice is not required to be sent to any Equity Unitholder who voted for or abstained from voting for the Resolutions or who has withdrawn its objection (and, for greater certainty, an Equity Unitholder who voted for or abstained from voting for the Resolutions or who has withdrawn its objection will not be considered a dissenting Equity Unitholder).

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7.6.6

A dissenting Equity Unitholder entitled to receive notice under Section 7.6.5 shall, within twenty days after receiving such notice, or, if the dissenting Equity Unitholder does not receive such notice, within twenty days after learning that the Resolutions have been adopted, send to the Partnership a written notice containing:

(i)           the dissenting Equity Unitholder’s name and address;

(ii)          the number of Equity Units in respect of which the dissenting Equity Unitholder dissents; and

(iii)         a demand for payment of the fair value of such Equity Units.

7.6.7	Not later than the thirtieth day after the sending of a notice under Section 7.6.6, a dissenting Equity Unitholder shall send the certificates representing the Equity Units held by the Equity Unitholder to the Partnership or its Transfer Agent.

7.6.8	A dissenting Equity Unitholder who fails to comply with Section 7.6.7 has no right to make a claim under this Section 7.6.

7.6.9	The Partnership or its Transfer Agent shall endorse on any certificate received under Section 7.6.7 a notice that the Equity Unitholder is a dissenting Equity Unitholder under this Section 7.6 and shall return forthwith the certificates to the dissenting Equity Unitholder.

7.6.10

On sending a notice under Section 7.6.6, a dissenting Equity Unitholder ceases to have any rights as an Equity Unitholder other than the right to be paid the fair value of the Equity Units as determined under this Section 7.6 except where:

(i)            the dissenting Equity Unitholder withdraws the notice before the Partnership makes an offer under Section 7.6.11;

(ii)            the Partnership fails to make an offer in accordance with Section 7.6.11 and the dissenting Equity Unitholder withdraws the notice; or

(iii)           the Arrangement Agreement is terminated in accordance with its terms,

in which case the dissenting Equity Unitholder’s rights are reinstated as of the date the dissenting Equity Unitholder sent the notice referred to in Section 7.6.6.

7.6.11	The Partnership shall, not later than seven days after the later of the day on which the action approved by the Resolutions is effective or the day the Partnership received the notice referred to in Section 7.6.6, send to each dissenting Equity Unitholder who has sent such notice a written offer to pay for the dissenting Equity Unitholder’s Equity Units in an amount considered by the board of directors of the General Partner to be the fair value, accompanied by a statement showing how the fair value was determined.

7.6.12	Every offer made under Section 7.6.11 for Equity Units shall be on the same terms.

7.6.13	The Partnership shall pay for the Equity Units of a dissenting Equity Unitholder within 10 days after an offer made under Section 7.6.11 has been accepted, but any such offer lapses if the Partnership does not receive an acceptance thereof within 30 days after the offer has been made.

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7.6.14	Where the Partnership fails to make an offer under Section 7.6.11, or if a dissenting Equity Unitholder fails to accept an offer, the Partnership may, within 50 days after the action approved by the Resolutions is effective or within such further period as a court may allow, apply to a court to fix a fair value for the Equity Units of any dissenting Equity Unitholder.

7.6.15	If the Partnership fails to apply to a court under Section 7.6.14, a dissenting Equity Unitholder may apply to a court for the same purpose within a further period of 20 days or within such further period as a court may allow.

7.6.16	The only court where an application under Sections 7.6.14 or 7.6.15 shall be made is the Supreme Court of British Columbia.

7.6.17	A dissenting Equity Unitholder is not required to give security for costs in an application made under Sections 7.6.14 or 7.6.15.

7.6.18

On an application under Sections 7.6.14 or 7.6.15:

(i)            all dissenting Equity Unitholders whose Equity Units have not been purchased by the Partnership shall be joined as parties and bound by the decision of the court; and

(ii)           the Partnership shall notify each affected dissenting Equity Unitholder of the date, place and consequences of the application and of the dissenting Equity Unitholder’s right to appear and be heard in person or by counsel.

7.6.19	On an application to a court under Sections 7.6.14 or 7.6.15, the court may determine whether any other person is a dissenting Equity Unitholder who should be joined as a party, and the court shall then fix a fair value for the Equity Units of all dissenting Equity Unitholders.

7.6.20	A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the Equity Units of the dissenting Equity Unitholders.

7.6.21	The final order of a court in the proceedings commenced by an application under Sections 7.6.14 or 7.6.15 shall be rendered against the Partnership in favour of each dissenting Equity Unitholder and for the amount of the Equity Units as fixed by the court.

7.6.22	If Section 7.6.24 applies, the Partnership shall, within ten days after the pronouncement of an order under Section 7.6.21, notify each dissenting Equity Unitholder that it is unable lawfully to pay dissenting Equity Unitholders for their Equity Units.

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7.6.23

If Section 7.6.24 applies, a dissenting Equity Unitholder, by written notice delivered to the Partnership within thirty days after receiving a notice under Section 7.6.22, may

(i)            withdraw their notice of dissent, in which case the Partnership is deemed to consent to the withdrawal and the Equity Unitholder is reinstated to their full rights as a Equity Unitholder; or

(ii)           retain a status as a claimant against the Partnership, to be paid as soon as the Partnership is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the Partnership but in priority to its Equity Unitholders.

7.6.24

The Partnership shall not make a payment to a dissenting Equity Unitholder under this section if there are reasonable grounds for believing that

(i)           the Partnership is or would after the payment be unable to pay its liabilities as they become due; or

(ii)          the realizable value of the Partnership’s assets would thereby be less than the aggregate of its liabilities.

7.6.25	The provisions of Section 9.5 shall apply mutatis mutandis to any payment to an Equity Unitholder under this Section 7.6.

5.	Effective Date

This Amendment shall be effective at the time it is stated to become effective pursuant to Section 3.1(i) of the BEP Inc. Plan of Arrangement.

6.	Governing Law

This Amendment shall be governed by and construed in accordance with the laws of Bermuda.

7.	General

(a)	Except as modified herein, all terms and conditions of the Agreement shall remain in full force and effect.

(b)	This Amendment may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which shall be construed together as one agreement.

[Remainder of this page left blank intentionally.]

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IN WITNESS WHEREOF, the General Partner has executed this Amendment as of the date first written above.

GENERAL PARTNER:

BROOKFIELD RENEWABLE PARTNERS LIMITED

By:
Name: Jane Sheere
Title: Corporate Secretary

[Signature Page – BEP LPA Amendment]

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All Limited Partners now and hereafter admitted as limited partners of the Partnership, pursuant to Powers of Attorney now and hereafter executed in favor of, and granted and delivered to, the General Partner.

GENERAL PARTNER:

BROOKFIELD RENEWABLE PARTNERS LIMITED

By:
Name: Jane Sheere
Title: Corporate Secretary

[Signature Page – BEP LPA Amendment]

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Schedule B
BEP RESOLUTIONS

(Please see attached.)

BEP ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1.	The arrangement (the “Arrangement”) under section 288 of the Business Corporations Act (British Columbia) (the “BCBCA”), pursuant to the arrangement agreement among Brookfield Renewable Corporation (“BEPC”), Brookfield Renewable Partners L.P. (“BEP”) and Brookfield Renewable Partners Inc. (“BEP Inc.”) dated July 21, 2026 (the “Arrangement Agreement”) and all the transactions contemplated thereby are hereby authorized and approved.

2.	The plan of arrangement, as it may be or has been amended in accordance with the Arrangement Agreement and its terms (the “Plan of Arrangement”), the full text of which is set out in Schedule A to the Arrangement Agreement, is hereby authorized and approved.

3.	The Arrangement Agreement and all the transactions contemplated therein, together with the actions of the directors of Brookfield Renewable Partners Limited, the general partner of BEP (the “General Partner”) in approving the Arrangement and the actions of the directors and officers of the General Partner in executing and delivering the Arrangement Agreement and any amendments thereto are hereby ratified and approved.

4.	BEP Inc. is hereby authorized to apply for a final order from the Supreme Court of British Columbia to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be or may have been amended or modified to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, as applicable).

5.	Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the holders of limited partnership units of BEP, excluding the Class A Preferred Limited Partnership Units of BEP (the “Unitholders”), or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of the General Partner are hereby authorized and empowered, at their discretion, without notice to or approval of any Unitholders (i) to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement, and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement or any related transactions, including if the BEP LPA Amendment Resolution or the BEPC Resolution (each as defined in the Arrangement Agreement) has not been approved.

6.	Any director or officer of the General Partner is hereby authorized and directed for and on behalf of BEP to execute and deliver all documents as are necessary or desirable to give effect to the Arrangement and the Plan of Arrangement.

7.	Any director or officer of the General Partner is hereby authorized and directed for and on behalf of BEP to execute or cause to be executed and to deliver or cause to be delivered, all such other documents, agreements and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

BEP LPA AMENDMENT RESOLUTION

BE IT RESOLVED THAT:

1.	The Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Partners L.P. (“BEP”) dated as of May 3, 2016, as amended prior to the date hereof, is hereby amended by the BEP Inc. 2026 Plan of Arrangement Amendment to the Fourth Amended and Restated Limited Partnership Agreement as specified in Exhibit A (the “LPA Amendment”).

2.	Notwithstanding that this resolution has been passed (and the LPA Amendment adopted) by the holders of the limited partnership units of BEP, excluding the Class A Preferred Limited Partnership Units of BEP (the “Unitholders”), or that the arrangement under section 288 of the Business Corporations Act (British Columbia) (the “Arrangement”) pursuant to the arrangement agreement among Brookfield Renewable Corporation, BEP and Brookfield Renewable Partners Inc. dated July 21, 2026 (the “Arrangement Agreement”) has been approved by the Supreme Court of British Columbia, the directors of the general partner of BEP (the “General Partner”) are hereby authorized and empowered, at their discretion, without notice to or approval of any Unitholders (i) to amend the terms of the LPA Amendment in a manner consistent with the Arrangement Agreement and the plan of arrangement, as it may be or has been amended in accordance with the Arrangement Agreement and its terms (the full text of which is set out in Schedule A to the Arrangement Agreement), or (ii) not to proceed with the LPA Amendment if the Arrangement has not been approved.

3.	Any officer or director of the General Partner is hereby authorized and directed for and on behalf of BEP to execute or cause to be executed, under seal or otherwise, and deliver or cause to be delivered, such documents as are necessary or desirable to give effect to the LPA Amendment, such determination to be conclusively evidenced by the execution and delivery of any such document.

4.	Any officer or director of the General Partner is hereby authorized and directed for and on behalf of BEP to execute or cause to be executed, under seal or otherwise, and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

Exhibit A

LPA Amendment

(See attached.)

BROOKFIELD RENEWABLE PARTNERS L.P.

BEP INC. 2026 PLAN OF ARRANGEMENT AMENDMENT TO THE FOURTH AMENDED AND RESTATED LIMITED PARTNERSHIP AGREEMENT

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THIS AMENDMENT (the “Amendment”) to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Partners L.P. (the “Partnership”), dated as of May 3, 2016, as amended prior to the date hereof (the “Agreement”) is made as of the ■ day of ■, but following the acquisition by Brookfield Renewable Partners Inc. (“BEP Inc.”) of Equity Units pursuant to Section 3.1(h) of the BEP Inc. Plan of Arrangement (as defined below), by the undersigned. Capitalized terms used but not defined herein shall have the meanings set forth in the Agreement.

WHEREAS, pursuant to the arrangement agreement dated July 21, 2026 between BEP Inc., the Partnership and Brookfield Renewable Corporation (“BEPC”), BEP Inc. has agreed to acquire, directly or indirectly, all of the issued and outstanding Equity Units and class A exchangeable subordinate voting shares in the capital of BEPC in exchange for class A subordinate voting shares in the capital of BEP Inc. (the “Class A Shares”), to be implemented pursuant to a plan of arrangement (the “BEP Inc. Plan of Arrangement”) made in accordance with the applicable provisions of the Business Corporations Act (British Columbia) (and the regulations made thereunder) (the “Transaction”);

AND WHEREAS, pursuant to the terms of the Transaction, holders of Equity Units will be entitled to receive, in respect of each Equity Unit held, one (1) Class A Share (the “Class A Consideration”) and may elect to receive a portion of their Class A Consideration in the form of BEP Inc. Notes (as defined in the BEP Inc. Plan of Arrangement), which will be subsequently transferred and assigned to BEP Inc. in exchange for Class A Shares pursuant to the BEP Inc. Plan of Arrangement;

AND WHEREAS, in order to effect the Transaction, the General Partner desires to amend the Agreement as set out herein to, inter alia, provide the Partnership with a right of redemption in order to redeem Equity Units for the Cash Consideration and to provide BEP Inc. with an overriding call right following the exercise by the Partnership of such redemption right in order to purchase such Equity Units for the Class A Consideration;

AND WHEREAS, pursuant to Section 14.2.1 of the Agreement, amendments to the Agreement may only be proposed by or with the consent of the General Partner and the General Partner has proposed and consented to the Amendment;

AND WHEREAS, pursuant to Section 14.3.4 of the Agreement, the Partnership has obtained Opinions of Counsel acceptable to the General Partner to the effect that the Amendment (i) will not cause the Partnership to be treated as an association taxable as a corporation or otherwise taxable as an entity for tax purposes (provided that for U.S. tax purposes the General Partner has not made the election contemplated by Section 9.6 of the Agreement) and (ii) will not affect the limited liability of any Limited Partner or any limited partner of BRELP under applicable Law;

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AND WHEREAS, pursuant to Section 14.2.2 of the Agreement, the Amendment shall be effective upon its approval by the General Partner and, where required under the Agreement or by the Limited Partnership Act, on the consent, vote or approval of the amendment by the holders of 66⅔% of the voting power of the Outstanding Equity Units;

AND WHEREAS, a meeting (the “Meeting”) of the holders of Equity Units was held on ■, 2026 pursuant to Section 14.2.3 of the Agreement at which resolutions approving the Amendment and the Transaction were adopted by holders of 66⅔% of the Outstanding Equity Units that attended the Meeting virtually or by proxy and such resolutions were also adopted in accordance and compliance with the Agreement;

NOW THEREFORE,

1.	Amendments to Article 1

(a)	Section 1.1 is hereby amended by adding the following definitions:

1.1.2.1	“Amendment Effective Time” means the time that the BEP Inc. 2026 Plan of Arrangement Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Partnership dated as of ■ becomes effective pursuant to Section 3.1(i) of the BEP Inc. Plan of Arrangement;

1.1.2.2	“Arrangement” means the arrangement under Section 288 of the Business Corporations Act (British Columbia) (and the regulations made thereunder) in accordance with the terms and subject to the conditions set out in the BEP Inc. Plan of Arrangement, subject to any amendments, modifications or supplements to the BEP Inc. Plan of Arrangement made in accordance with the Arrangement Agreement and Section 6.1 of the BEP Inc. Plan of Arrangement or made at the discretion of the Court (as defined in the BEP Inc. Plan of Arrangement) with the consent of the Partnership and BEPC, each acting reasonably;

1.1.2.3	“Arrangement Agreement” means the arrangement agreement dated July 21, 2026 between BEP Inc., the Partnership and BEPC with respect to the Arrangement, as may be amended from time to time in accordance with its terms;

1.1.2.4	“Arrangement Year” has the meaning assigned to such term in Section 4.4.5;

1.1.3.1	“BEP Inc.” means Brookfield Renewable Partners Inc.

1.1.3.2	“BEP Inc. Plan of Arrangement” means the plan of arrangement in substantially the form of Schedule A of the Arrangement Agreement subject to any amendments, modifications or supplements made thereto in accordance with the Arrangement Agreement and Section 6.1 of the BEP Inc. Plan of Arrangement or made at the discretion of the Supreme Court of British Columbia with the consent of the Partnership and BEPC, each acting reasonably;

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1.1.3.3	“BEPC” means Brookfield Renewable Corporation;

1.1.12.1	“Call Right” has the meaning assigned to such term in Section 7.5.1;

1.1.15.1	“Cash Consideration” means the amount equal to the value of one (1) Class A Share;

1.1.18.1	“Class A Consideration” means one (1) Class A Share for each Public Unit;

1.1.18.2	“Class A Share” means a class A subordinate voting share in the capital of BEP Inc.;

1.1.23.1	“Effective Date” has the meaning assigned to such term in the Arrangement Agreement;

1.1.28.1	“First Notional Year” has the meaning assigned to such term in Section 4.4.5;

1.1.56.1	“Meeting” means such meeting or meetings of Equity Unitholders, including any adjournment or postponement thereof, convened to consider, and if deemed advisable approve, the Resolutions;

1.1.72.1	“Public Unitholder” means a holder of Public Units;

1.1.72.2	“Public Units” means the Equity Units that are issued and outstanding (except for those Equity Units held by BEP Inc.) at the Amendment Effective Time;

1.1.77.1	“Resolutions” means the resolutions of the Equity Unitholders adopted at the Meeting approving the Transaction; and

1.1.86.1	“Transaction” means the transactions to be implemented pursuant to the BEP Inc. Plan of Arrangement and in accordance with the Arrangement Agreement, pursuant to which, amongst other things, BEP Inc. will acquire all of the issued and outstanding Equity Units and class A exchangeable subordinate voting shares in the capital of BEPC in exchange for Class A Shares.

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(b)	Section 1.1.2 is hereby deleted in its entirety and replaced with the following:

“Agreement” means this Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Partners L.P. dated as of May 25, 2016 and all schedules attached to this agreement, in each case as it or they may be further amended, supplemented, replaced or restated from time to time.

2.	Amendment to Section 1.7

Section 1.7 is hereby deleted in its entirety and replaced with the following:

Section 1.7         Governing Law; Submission to Jurisdiction

This Agreement will be governed by and construed in accordance with the laws of Bermuda. Each of the Partners (other than governmental entities prohibited from submitting to the jurisdiction of a particular jurisdiction) will submit to (i) the non-exclusive jurisdiction of the courts of Bermuda and British Columbia in any dispute, suit, action or proceeding arising out of or relating to this Agreement and (ii) the non-exclusive jurisdiction of the courts of Bermuda and British Columbia in any dispute, suit, action or proceeding arising out of or relating to the Transaction (including, for greater certainty, arising out of or in relation to the terms of Section 7.6). Each Partner waives, to the fullest extent permitted by law, any immunity from jurisdiction of any such court or from any legal process therein and further waives, to the fullest extent permitted by law, any claim of inconvenient forum, improper venue or that any such court does not have jurisdiction over the Partner. Any final judgment against a Partner in any proceedings brought in any such court will be conclusive and binding upon the Partner and may be enforced in the courts of any other jurisdiction of which the Partner is or may be subject, by suit upon such judgment. Notwithstanding the foregoing, unless the General Partner consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the United States Securities Act of 1933, as amended. Nothing in this Section 1.7 shall be deemed to apply to any suits brought to enforce any liability or duty created by the Securities Exchange Act. Any person or entity purchasing or otherwise acquiring any interest in any security of the Partnership shall be deemed to have notice of and consented to the provisions of this Section 1.7. The foregoing submission to jurisdiction and waivers will survive the dissolution, liquidation, winding up and termination of the Partnership.

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3.	Amendments to Article 4

Article 4 is hereby amended by adding the following provision:

4.4.5	For purposes of Sections 4.4.2 and 4.4.4, in relation to the fiscal year of the Partnership that includes the Arrangement (the “Arrangement Year”), the Partnership shall be considered to have had a first fiscal year (the “First Notional Year”) commencing on the first date of the calendar year in which the Effective Date occurs and ending immediately following the completion of the Arrangement steps occurring on the Effective Date and a second fiscal year commencing immediately after the end of the First Notional Year and ending on the last date of the calendar year in which the Effective Date occurs. The Partnership shall determine its Income for Canadian Tax Purposes for the First Notional Year on a “closing of the books” basis reasonably and in good faith, as would be determined without reference to this section, provided, however, that any gain or income from a disposition of property occurring after the end of the First Notional Year shall not be allocated to the First Notional Year. Absent any assessment in respect of taxes, the Partnership shall not amend any allocation of Income for Canadian Tax Purposes or Loss for Canadian Tax Purposes to Limited Partners in respect of the Arrangement Year or any previous fiscal year.

4.	Amendment to Article 7

Article 7 is hereby amended by adding the following provisions:

7.4 Redemption by the Partnership

7.4.1	Subject to any applicable laws and the due exercise of the Call Right pursuant to Section 7.5, the Partnership will have the right, on the Effective Date, to redeem all, but not less than all, of the then outstanding Public Units for an amount per unit equal to the Cash Consideration.

7.4.2	If the Partnership exercises its right to redeem Public Units under this Section 7.4, subject to the exercise of the Call Right, the Partnership will cause to be delivered to the Public Unitholders the Cash Consideration for each Public Unit so redeemed upon presentation and surrender at the registered office of the Partnership or at any office of the Transfer Agent of the certificates (if any) representing such Public Units, together with such additional documents and instruments as the Transfer Agent may reasonably require. Payment of the aggregate Cash Consideration payable to a Public Unitholder will be made by delivery to such Public Unitholder at the address of such Public Unitholder recorded in the register of the Partnership or by holding for pick-up by the Public Unitholder at the registered office of the Partnership or at any office of the Transfer Agent. Provided that such aggregate Cash Consideration has been so deposited on or before the Effective Date in accordance with the Arrangement Agreement and the BEP Inc. Plan of Arrangement, the Public Units will be redeemed and the rights of the Public Unitholders thereof on and after the Effective Date will be limited to receiving their proportionate part of the aggregate Cash Consideration for such Public Units so deposited, against presentation and surrender of the said certificates held by them in accordance with the foregoing provisions and the Public Unitholders will not be entitled to exercise any of the rights of Public Unitholders in respect thereof, other than the right to receive the Cash Consideration for each Public Unit redeemed.

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7.5 Call Right

7.5.1	Subject to the limitations set forth in Section 7.5.2, BEP Inc. will have the overriding right (the “Call Right”), notwithstanding the right of the Partnership to redeem the Public Units pursuant to Section 7.4 hereof, to purchase (on the Effective Date) Public Units on payment by BEP Inc. of the Class A Consideration for each such Public Unit. In the event of the exercise by BEP Inc. of its Call Right, each Public Unitholder will be obligated to sell all the Public Units that are subject to the Call Right held by such Public Unitholder to BEP Inc. on the Effective Date on payment by, or on behalf of BEP Inc., to such Public Unitholder of the Class A Consideration for each such Public Unit.

7.5.2	BEP Inc. must provide notice to the Partnership of its intention to exercise its Call Right immediately after the Partnership exercises its right to redeem Public Units under Section 7.4. If BEP Inc. duly exercises its Call Right in accordance with this Section 7.5, the right of the Partnership to redeem those Public Units that are subject to the Call Right pursuant to Section 7.4 on the Effective Date will terminate at such time and, on the Effective Date, BEP Inc. will purchase and the Public Unitholders of such Public Units will sell all of the Public Units subject to the Call Right in accordance with this Section 7.5.

7.5.3	For the purposes of completing a purchase of the Public Units pursuant to the exercise of the Call Right, BEP Inc. will deposit or cause to be deposited with the Transfer Agent, on or before the Effective Date, the aggregate Class A Consideration deliverable by BEP Inc. pursuant to Section 7.5.1. Provided that the aggregate Class A Consideration has been so deposited, on and after the Effective Date, the Public Unitholders will cease to be Equity Unitholders of such Public Units and will not be entitled to exercise any of the rights of Public Unitholders in respect thereof other than the right to receive such Public Unitholder’s portion of the aggregate Class A Consideration and such Public Unitholder will on and after the last Business Day prior to such Effective Date be considered and deemed for all purposes to be a holder of the securities delivered to them as part of the Class A Consideration to which such Public Unitholder is entitled. Upon presentation to the Transfer Agent of the documents and instruments as may be required to effect a transfer of Public Units under the Limited Partnership Act, the Agreement and such additional documents and instruments as the Transfer Agent and the Partnership may reasonably require, the Public Unitholder will be entitled to receive in exchange therefor, and the Transfer Agent on behalf of BEP Inc. will deliver to such Public Unitholder, the Class A Consideration. If BEP Inc. does not exercise the Call Right in the manner described above, on the Effective Date a Public Unitholder will be entitled to receive in exchange therefor the Cash Consideration otherwise payable by the Partnership in connection with the redemption of the Public Units pursuant to Section 7.4 hereof.

7.5.4	For greater certainty, BEP Inc. and/or its Affiliates may undertake such transactions as may be necessary or desirable in order to deliver, or cause to be delivered, all or a portion of the Class A Shares to Public Unitholders in accordance with Section 7.5.3, provided such transactions are not prejudicial to the rights or interests of any Public Unitholder.

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7.5.5	Each Public Unitholder, by virtue of becoming and being such a Public Unitholder, will be deemed to acknowledge the Call Right in favour of BEP Inc. and the overriding nature thereof and to be bound thereby in favour of BEP Inc. as herein provided.

7.5.6	For greater certainty, the transfer of Public Units of the Partnership as described in Sections 3.1(g) and (h) of the BEP Inc. Plan of Arrangement shall take place pursuant to the BEP Inc. Plan of Arrangement and not in connection with the exercise of the Call Right.

7.6 Dissent Rights

7.6.1	Subject to this Section 7.6, any Equity Unitholder may dissent in respect of the Transaction.

7.6.2	In addition to any other right the Equity Unitholder may have, an Equity Unitholder who complies with this Section 7.6 is entitled, after the Transaction is completed, to be paid by the Partnership the fair value of the Equity Units held by the Equity Unitholder, determined as of the close of business on the day before the Resolutions were adopted.

7.6.3	A dissenting Equity Unitholder may only claim under this Section 7.6 with respect to all of the Equity Units held by the Equity Unitholder and registered in the name of the dissenting Equity Unitholder at the record date set by the General Partner in respect of the Meeting.

7.6.4	A dissenting Equity Unitholder shall send to the Partnership, at least two days prior to the Meeting, a written objection to the Resolutions, unless the Partnership did not give notice to the Equity Unitholder of the purpose of the Meeting and of the Equity Unitholder’s right to dissent.

7.6.5	The Partnership shall, within ten days after the Equity Unitholders adopt the Resolutions, send to each Equity Unitholder who has filed the objection referred to in Section 7.6.4 notice that the Resolutions have been adopted, but such notice is not required to be sent to any Equity Unitholder who voted for or abstained from voting for the Resolutions or who has withdrawn its objection (and, for greater certainty, an Equity Unitholder who voted for or abstained from voting for the Resolutions or who has withdrawn its objection will not be considered a dissenting Equity Unitholder).

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7.6.6

A dissenting Equity Unitholder entitled to receive notice under Section 7.6.5 shall, within twenty days after receiving such notice, or, if the dissenting Equity Unitholder does not receive such notice, within twenty days after learning that the Resolutions have been adopted, send to the Partnership a written notice containing:

(i)           the dissenting Equity Unitholder’s name and address;

(ii)          the number of Equity Units in respect of which the dissenting Equity Unitholder dissents; and

(iii)         a demand for payment of the fair value of such Equity Units.

7.6.7	Not later than the thirtieth day after the sending of a notice under Section 7.6.6, a dissenting Equity Unitholder shall send the certificates representing the Equity Units held by the Equity Unitholder to the Partnership or its Transfer Agent.

7.6.8	A dissenting Equity Unitholder who fails to comply with Section 7.6.7 has no right to make a claim under this Section 7.6.

7.6.9	The Partnership or its Transfer Agent shall endorse on any certificate received under Section 7.6.7 a notice that the Equity Unitholder is a dissenting Equity Unitholder under this Section 7.6 and shall return forthwith the certificates to the dissenting Equity Unitholder.

7.6.10

On sending a notice under Section 7.6.6, a dissenting Equity Unitholder ceases to have any rights as an Equity Unitholder other than the right to be paid the fair value of the Equity Units as determined under this Section 7.6 except where:

(i)            the dissenting Equity Unitholder withdraws the notice before the Partnership makes an offer under Section 7.6.11;

(ii)           the Partnership fails to make an offer in accordance with Section 7.6.11 and the dissenting Equity Unitholder withdraws the notice; or

(iii)          the Arrangement Agreement is terminated in accordance with its terms,

in which case the dissenting Equity Unitholder’s rights are reinstated as of the date the dissenting Equity Unitholder sent the notice referred to in Section 7.6.6.

7.6.11	The Partnership shall, not later than seven days after the later of the day on which the action approved by the Resolutions is effective or the day the Partnership received the notice referred to in Section 7.6.6, send to each dissenting Equity Unitholder who has sent such notice a written offer to pay for the dissenting Equity Unitholder’s Equity Units in an amount considered by the board of directors of the General Partner to be the fair value, accompanied by a statement showing how the fair value was determined.

7.6.12	Every offer made under Section 7.6.11 for Equity Units shall be on the same terms.

7.6.13	The Partnership shall pay for the Equity Units of a dissenting Equity Unitholder within 10 days after an offer made under Section 7.6.11 has been accepted, but any such offer lapses if the Partnership does not receive an acceptance thereof within 30 days after the offer has been made.

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7.6.14	Where the Partnership fails to make an offer under Section 7.6.11, or if a dissenting Equity Unitholder fails to accept an offer, the Partnership may, within 50 days after the action approved by the Resolutions is effective or within such further period as a court may allow, apply to a court to fix a fair value for the Equity Units of any dissenting Equity Unitholder.

7.6.15	If the Partnership fails to apply to a court under Section 7.6.14, a dissenting Equity Unitholder may apply to a court for the same purpose within a further period of 20 days or within such further period as a court may allow.

7.6.16	The only court where an application under Sections 7.6.14 or 7.6.15 shall be made is the Supreme Court of British Columbia.

7.6.17	A dissenting Equity Unitholder is not required to give security for costs in an application made under Sections 7.6.14 or 7.6.15.

7.6.18

On an application under Sections 7.6.14 or 7.6.15:

(i)            all dissenting Equity Unitholders whose Equity Units have not been purchased by the Partnership shall be joined as parties and bound by the decision of the court; and

(ii)           the Partnership shall notify each affected dissenting Equity Unitholder of the date, place and consequences of the application and of the dissenting Equity Unitholder’s right to appear and be heard in person or by counsel.

7.6.19	On an application to a court under Sections 7.6.14 or 7.6.15, the court may determine whether any other person is a dissenting Equity Unitholder who should be joined as a party, and the court shall then fix a fair value for the Equity Units of all dissenting Equity Unitholders.

7.6.20	A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the Equity Units of the dissenting Equity Unitholders.

7.6.21	The final order of a court in the proceedings commenced by an application under Sections 7.6.14 or 7.6.15 shall be rendered against the Partnership in favour of each dissenting Equity Unitholder and for the amount of the Equity Units as fixed by the court.

7.6.22	If Section 7.6.24 applies, the Partnership shall, within ten days after the pronouncement of an order under Section 7.6.21, notify each dissenting Equity Unitholder that it is unable lawfully to pay dissenting Equity Unitholders for their Equity Units.

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7.6.23

If Section 7.6.24 applies, a dissenting Equity Unitholder, by written notice delivered to the Partnership within thirty days after receiving a notice under Section 7.6.22, may

(i)            withdraw their notice of dissent, in which case the Partnership is deemed to consent to the withdrawal and the Equity Unitholder is reinstated to their full rights as a Equity Unitholder; or

(ii)           retain a status as a claimant against the Partnership, to be paid as soon as the Partnership is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the Partnership but in priority to its Equity Unitholders.

7.6.24

The Partnership shall not make a payment to a dissenting Equity Unitholder under this section if there are reasonable grounds for believing that

(i)           the Partnership is or would after the payment be unable to pay its liabilities as they become due; or

(ii)          the realizable value of the Partnership’s assets would thereby be less than the aggregate of its liabilities.

7.6.25	The provisions of Section 9.5 shall apply mutatis mutandis to any payment to an Equity Unitholder under this Section 7.6.

5.	Effective Date

This Amendment shall be effective at the time it is stated to become effective pursuant to Section 3.1(i) of the BEP Inc. Plan of Arrangement.

6.	Governing Law

This Amendment shall be governed by and construed in accordance with the laws of Bermuda.

7.	General

(a)	Except as modified herein, all terms and conditions of the Agreement shall remain in full force and effect.

(b)	This Amendment may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which shall be construed together as one agreement.

[Remainder of this page left blank intentionally.]

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IN WITNESS WHEREOF, the General Partner has executed this Amendment as of the date first written above.

GENERAL PARTNER:

BROOKFIELD RENEWABLE PARTNERS LIMITED

By:
Name: Jane Sheere
Title: Corporate Secretary

[Signature Page – BEP LPA Amendment]

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All Limited Partners now and hereafter admitted as limited partners of the Partnership, pursuant to Powers of Attorney now and hereafter executed in favor of, and granted and delivered to, the General Partner.

GENERAL PARTNER:

BROOKFIELD RENEWABLE PARTNERS LIMITED

By:
Name: Jane Sheere
Title: Corporate Secretary

[Signature Page – BEP LPA Amendment]

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Schedule C
BEPC RESOLUTION

(Please see attached.)

BEPC ARRANGEMENT RESOLUTION

BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1.	The arrangement (the “Arrangement”) under section 288 of the Business Corporations Act (British Columbia) (the “BCBCA”), pursuant to the arrangement agreement among Brookfield Renewable Corporation (“BEPC”), Brookfield Renewable Partners L.P. (“BEP”) and Brookfield Renewable Partners Inc. (“BEP Inc.”) dated July 21, 2026 (the “Arrangement Agreement”) and all the transactions contemplated thereby are hereby authorized and approved.

2.	The plan of arrangement, as it may be or has been amended in accordance with the Arrangement Agreement and its terms (the “Plan of Arrangement”), the full text of which is set out in Schedule A to the Arrangement Agreement, is hereby authorized and approved.

3.	The Arrangement Agreement and all the transactions contemplated therein, together with the actions of the directors of BEPC in approving the Arrangement and the actions of the authorized persons of BEPC in executing and delivering the Arrangement Agreement and any amendments thereto are hereby ratified and approved.

4.	BEP Inc. is hereby authorized to apply for a final order from the Supreme Court of British Columbia to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be or may have been amended or modified to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, as applicable).

5.	Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of BEPC or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of BEPC are hereby authorized and empowered, at their discretion, without notice to or approval of any shareholders of BEPC (i) to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement, and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement or any related transactions, including if the BEP Arrangement Resolution or the BEP LPA Amendment Resolution (each as defined in the Arrangement Agreement) has not been approved.

6.	Any director or officer of BEPC is hereby authorized and directed for and on behalf of BEPC to execute and deliver all documents as are necessary or desirable to give effect to the Arrangement and the Plan of Arrangement.

7.	Any director or officer of BEPC is hereby authorized and directed for and on behalf of BEPC to execute or cause to be executed and to deliver or cause to be delivered, all such other documents, agreements and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.